P.E. 8/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 August 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

> Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date

Barclays PLC

(Registrant)

By ______________________

John Silvester Varley, Group Finance Director

Date

Barclays Bank PLC

(Registrant)

By ______________________

John Silvester Varley, Group Finance Director

This Report on Form 6-K shall be deemed to be incorporated by reference in the Prospectus relating to Registration Statements on Form F-3 (File Nos. 333- 8054, 333-12384 and 333-85646) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report consists of the following pages from the Interim Results Announcement for the period ended, and as at, June 30, 2002, of Barclays PLC, which also contains financial data for Barclays Bank PLC for such period and as at such date. Such Interim Results Announcement is filed as an Exhibit to this Report:

Pages (i), 14 to 47 and 50 to 82.

All other pages are not, and shall not deemed to be, included in this report or incorporated by reference into the prospectus referred to above.

Barclays PLC

30th June 2002

Interim
Results
Announcement

Barclays PLC

Interim Results Announcement 2002

BARCLAYS PLC

INTERIM ANNOUNCEMENT OF RESULTS FOR 2002

The statutory consolidated Profit and Loss account and consolidated Balance Sheet are set out on pages 14 and 15 in the format adopted in the Group's Annual Report. In order to provide a more representative view of the Group's underlying performance an alternative presentation is set out on page 16.

The information in this announcement does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31s December 2001 which also included the Groups Annual Report on Form 20-F to the U.S Securities and Exchange Commission and which contained an unqualified audit report and did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate," "target," "expect," "estimate," "intend," "plan," "goal," "believe," or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

1st August 2002

BARCLAYS PLC - SUMMARY

RESULTS FOR SIX MONTHS TO 30TH JUNE 2002 (UNAUDITED)

Operating Results[1]

	Half-year ended			
	30.06.02	31.12.01 restated[2]	30.06.01 restated[2]	% Change[3]
	£m	£m	£m	
Operating income	**5,755**	5,685	5,537	4
Operating expenses	**(3,047)**	(3,115)	(2,952)	3
Provisions for bad and doubtful debts of which:	**(713)**	(651)	(498)	43
- Argentina	**(104)**	(40)	4	
- other	**(609)**	(611)	(502)	21
Operating profit	**1,992**	1,917	2,079	(4)
Profit before tax	**1,749**	1,608	1,862	(6)
Economic profit	**650**	536	721	(10)
Earnings per share[4]	**21.6p**	21.3p	22.4p	(4)
Dividend per share	**6.35p**	10.875p	5.75p	10
Post-tax return on average shareholders' funds				
- on an operating profit basis[4]	**19.1%**	19.2%	21.6%	
- on a statutory basis	**16.4%**	16.2%	19.0%	

"Barclays underlying performance in the first half benefited from a strong inflow of new customers and increased business volumes. Although we made good profits, they were lower than the first half of 2001 because of our decision on provisioning for Argentina and the impact of the market decline on income in our life assurance business. Our post-tax return on equity was 16% which although respectable given the volatility in the external market is below the standards we set ourselves." *Matthew W Barrett, Group Chief Executive.*

Financial summary

* Income up 4% to £5,755 million (2001: £5,537million) despite a negative contribution from the life assurance business of £37 million in the first half of this year compared to a positive contribution of £94 million in the first half of 2001. The result mainly reflects the impact of movements in the FTSE 100 index which has declined by 17% from 30th June 2001 to 30th June 2002.

* Operating expenses rose by 3% to £3,047 million (2001: £2,952 million).

* Provisions rose 43% to £713 million (2001: £498 million) comprising £104 million in respect of Argentina and £609 million of other provisions. The increase in the provision for Argentina reflects the individual assessment of each counterparty, resulting in a prudent provision coverage of 55%.

1 The operating results and summary are based on operating profit, as defined for statutory purposes, adjusted for the costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge. A profit and loss account presentation reflecting these adjustments is set out on page 16.

2 Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 51 and 52.

3 The percentage change is based on comparing 30th June 2002 to 30th June 2001.

4 Earnings per share and post-tax return on average shareholders' funds on an operating profit basis have been calculated as per [1] above, excluding exceptional items and after the 4:1 share split. A reconciliation to the statutory earnings per share is set out on page 30.

BARCLAYS PLC - SUMMARY

* Operating profit fell 4% to £1,992 million (2001: £2,079 million) with the two specific situations mentioned above converting an 8% operating profit increase into a 4% decline.

* Profit before tax fell 6% to £1,749 million (2001: £1,862 million) compared with the first half of 2001 yet increased 9% relative to the second half of 2001.

* Post tax return on average shareholders' funds on an operating profit basis was 19.1% (2001: 21.6%).

* Post tax return on shareholders' funds on a statutory basis was 16.4% (2001: 19.0%).

* Earnings per share on an operating profit basis decreased by 4% to 21.6p (2001: 22.4p).

* *The interim dividend increased by 10% to 6.35p (2001: 5.75p) following the four for one share* split in April.

* This year, to date, the Group has repurchased shares to the value of £199 million and distributed
  £725 million through the second interim dividend for 2001.

* Shareholders' funds were £15.1 billion at 30th June 2002 (31st December 2001: £14.5 billion) and the tier 1 ratio was 7.9% (31st December 2001: 7.8%). The average economic capital (excluding goodwill) to support the Group's ongoing business requirements was approximately £10.1 billion (2001: £9.6 billion).

Progress against goals

* Total shareholder return for the two and half years ended 30th June 2002 was 36%, maintaining Barclays in the upper quartile (2nd position) relative to its peer group[1]. The average for the peer group over the same period was 6%.

* A £100 invested in Barclays at the end of 1999 was worth £136 at 30th June 2002 compared to the goal of £154. The average for the peer group[1] was £106.

* Cumulative economic profit for the two and a half years ended 30th June 2002 was £3.3 billion relative to the goal of £3.3 billion.

* Cumulative cost savings for the two and a half years ended 30th June 2002 were £675 million, representing 68% of the £1 billion target cost savings within 63% of elapsed time.

* For the six months ended 30th June 2002, Woolwich integration synergies of £101 million were achieved and we remain on track to achieve the target synergies of £190 million by 31st December 2002.

1 Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

BARCLAYS PLC - SUMMARY

Business performance summary

- Personal Financial Services increased operating profit by 5% to £500 million (2001: £475 million). Income rose to £1,473 million (2001: £1,458 million). Costs were lower at £790 million (2001: £799 million) whilst provisions were marginally down at £182m (2001: £185 million). In mortgages, market share of net flow of new lending rose to 11.4% (2001: 7.4%) and total Openplan customers at the half year were 1.4 million relative to a target of 1.5 million by the end of 2002.

- Barclays Private Clients operating profit decreased by 35% to £214 million (2001: £331 million), being impacted by the sharp reduction in income from the long term assurance business attributable to the fall in stock markets in the first half of 2002. Costs at £484 million increased by 10% (2001: £441 million) with almost all of the increase attributable to the inclusion of the costs relating to the UK regulated sales force that, prior to the implementation of the strategic alliance with Legal & General, were reported within the long term assurance fund. The Legal & General strategic alliance gathered momentum with sales of life and pensions products increasing by 20% compared with similar product sales from Barclays Life and Barclays Funds over the same period last year.

- Barclaycard increased operating profit by 24% to £316 million (2001: £254 million) based on strong income growth of 11% to £744 million (2001: £673 million) combined with tight cost management. Provisions increased by 5% to £172 million (2001: £164 million) in line with growth in outstanding balances. Customer numbers increased by 800,000 (up 9%) from the year end following the acquisition of the UK Providian credit card business and strong recruitment which reached 540,000 (2001: 275,000) in the period.

- Business Banking increased operating profit by 10% to £640 million (2001: £581 million) reflecting volume growth and the benefits of tight cost management. Income grew by 4% to £1,221 million (2001: £1,176 million) and costs reduced by 3% to £498 million (2001: £515 million). Provisions increased 5% to £80 million (2001: £76 million). Average lending balances increased 4% to £41.8 billion and average deposit balances increased by 5% to £43.9 billion.

- Barclays Africa operating profit decreased 29% to £48 million (2001: £68 million) largely attributable to the situation in Zimbabwe. All businesses remained profitable.

- Barclays Capital operating profit increased by 10% to £370 million (2001: £337 million) benefiting from a broadening business mix and the deepening of client relationships. Income growth was strong, up 18% to £1,224 million (2001: £1,037 million), and costs rose 8% to £701 million (2001: £647 million). The results absorbed a steep rise in provisions to £153 million (2001: £53 million) reflecting the general impact of the continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors.

- BGI operating profit increased 62% to £60m (2001: £37 million). Income increased by 12% to £289 million (2001: £259 million) and costs increased 3% to £229 million (2001: £222 million). The global Exchange Traded Funds (ETF) business performance was strong with total assets growing by 29% in the period since end 2001 to £19 billion. Total assets under management at 30th June 2002 were £500 billion (31st December 2001: £530 billion).

BARCLAYS PLC

FINANCIAL HIGHLIGHTS (UNAUDITED)

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
RESULTS (Note1)	**£m**	£m	£m
Net interest income	**3,160**	3,038	2,963
Non-interest income	**2,595**	2,647	2,574
Operating income	**5,755**	5,685	5,537
Operating expenses	**(3,047)**	(3,115)	(2,952)
Provisions for bad and doubtful debts	**(713)**	(651)	(498)
Provisions for contingent liabilities and commitments	**1**	1	(2)
Loss from joint ventures and associated undertakings	**(4)**	(3)	(6)
Operating profit	**1,992**	1,917	2,079
Restructuring charge	**(55)**	(108)	(63)
Woolwich integration costs	**(32)**	(70)	(19)
Woolwich fair value adjustments	**(26)**	(17)	(16)
Goodwill amortisation	**(130)**	(114)	(115)
Exceptional items	**-**	-	(4)
Profit before tax	**1,749**	1,608	1,862
Profit attributable to shareholders	**1,233**	1,173	1,306
Economic profit	**650**	536	721
BALANCE SHEET			
Shareholders' funds	**15,124**	14,522	14,105
Loan capital	**10,985**	9,987	9,799
Total capital resources	**26,233**	24,643	24,008
Total assets	**389,753**	356,649	363,950
Weighted risk assets	**165,168**	158,873	154,822
PER ORDINARY SHARE	**p**	p	p
Earnings	**18.5**	17.6	19.6
Earnings (based on operating profit above)	**21.6**	21.3	22.4
Dividend	**6.35**	10.875	5.75
Net asset value	**228**	218	212
PERFORMANCE RATIOS	**%**	%	%
Post-tax return on average shareholders' funds on a statutory basis	**16.4**	16.2	19.0
Post-tax return on average shareholders' funds on an operating profit basis	**19.1**	19.2	21.6
RISK ASSET RATIO	**%**	%	%
Tier 1	**7.9**	7.8	7.7
Total	**12.9**	12.5	12.2
GROUP YIELDS, SPREADS & MARGINS	**%**	%	%
Gross yield	**5.48**	6.23	6.91
Interest spread	**2.52**	2.49	2.51
Interest margin	**2.84**	2.89	2.93
EXCHANGE RATES			
Period end - US$/£	**1.52**	1.45	1.41
Average - US$/£	**1.44**	1.44	1.44
Period end - ¤/£	**1.55**	1.64	1.66
Average - ¤/£	**1.61**	1.61	1.60

Note 1 Based on the further analysis of the Profit and Loss account as set out on page 16.

BARCLAYS PLC

HALF-YEAR REVIEW

These are challenging times for businesses and their owners. In Barclays we attach the utmost importance to safeguarding the financial interests of our shareholders and our customers.

In the first half of 2002 we continued to do this by focusing on delivering our core strategy. As a result, in difficult financial markets, we saw a strong inflow of new customers and business volumes. At 30th June 2002 we had delivered total returns of 36% for shareholders since the end of 1999, compared with an average for our peer group of just 6% over the same period.

Income for the first half of 2002 was 4% up at £5,755 million (2001: £5,537 million), despite a loss of £37m from the life assurance business compared with an income contribution of £94m in the first half of last year. This arose from the precipitous drop in the stock market, where the FTSE was 17% down at the end of June 2002 compared with the end of June 2001. Operating expenses rose by 3% to £3,047 million (2001: £2,952 million) primarily as a result of our continued investment for growth - the acquisition of the UK card business of Providian by Barclaycard and the development of the Barclays Capital franchise being two good examples.

Operating profit fell by 4% to £1,992 million (2001: £2,079 million). Operating profit would have increased by 8% were it not for two items – the impact of the stock market decline on our life assurance business and our decision to provide £104 million for Argentina exposure.

In both areas we have taken business decisions in the last two years that have mitigated, to a large extent, the adverse impact of recent market developments. We closed our life funds in August 2001, following the announcement of our strategic alliance with Legal & General under which we sell their investment, life and pension products to our customers. We have managed down our gross exposure to Argentina from a peak of almost £900 million at the end of 2000 to around £250 million at the end of June 2002.

The decision to increase provisioning for Argentina to 55% of our exposure was not an easy one given that much of our lending is to the subsidiaries and affiliates of leading banks and other multi-national companies, rather than to local businesses and individuals, and also that we have continued to receive repayments during this year. Our decision was partly informed by the guidance of the regulatory authorities in the US.

We have continued to take a prudent stance on risk. Excluding the impact of Argentina, provisions for the first half of 2002 were £609 million (2001: £502 million), which was lower than the second half of 2001 (£611 million). At less than 50% of 2002 risk tendency, first half provisions (excluding Argentina) were more favourable than we expected.

Post-tax earnings per share on an operating profit basis fell 4% to 21.6p (2001: 22.4p). The interim dividend is being increased by 10% to 6.35p (2001: 5.75p) and follows the 4 for 1 share split in April 2002.

Economic profit for the half-year was £650 million (2001: £721 million). Cumulative economic profit for the 30-month period to 30th June 2002 was £3.3 billion against our goal of £3.3 billion.

In summary, our performance in the first half of 2002 has not met our own high standards, largely as a result of two specific factors – the performance of the closed life funds and the continued deterioration of markets in Argentina. Nonetheless, our individual lines of business performed well and we remain on track to deliver our strategy and our performance goals.

BARCLAYS PLC

Highlights on progress against our strategy during the first half of 2002

Our strategic plan has five major themes:

* Strengthening and extending our **core UK banking franchise**;

* **Expanding selected regional or global businesses** such as Barclays Capital, Barclays Global Investors, Barclays Private Clients and Barclaycard;

* Growing our **retail and commercial banking presence in Europe**;

* Building a leading position in **UK and European wealth management**; and

* **Enhancing organisational fitness** – continuing to build world class and industry leading capabilities in disciplines such as marketing and brand management, people management, value-based management, controls and compliance, and cost productivity management.

Core UK banking franchise

* We continued to drive the rejuvenation of our mass-market consumer proposition. This contributed to an increase in products per current account customer from 2.4 (end 2001) to 2.5 (end June 2002); customers with Openplan from Barclays are buying on average 3.5 products.

* We attracted a net increase of 200,000 personal current account customers and 500,000 personal savings accounts from the end of 2001. Openplan from Barclays and The Woolwich now has 1.4 million customers and so at the half year we have almost reached our target of 1.5 million for the full year.

* Our strategic alliance with Legal & General continues to produce good results - sales of life and pension products were 20% higher than the first half of last year. Sales of investment products were up 5% against an 8% downturn in the industry as a whole.

* The acquisition of The Woolwich continues to bring benefits - we are on track to achieve the full year synergy target of £190m. The Group's market share of net mortgage lending was 11.4%, up from 7.4% last year. Gross mortgage advances were up 59% year on year to £11 billion and net lending rose by 117% to £3.9 billion. Barclays is now the fourth largest mortgage lender in the UK.

* Business Banking is a market leader in the UK because of its excellent customer service and value propositions, as well as its leading risk management capabilities. This has helped to create a loyal customer base who are prepared to give us more of their business: for example, there was strong growth year on year in the sales financing business with turnover up 59%.

* In Barclaycard we acquired the UK credit card operation of Providian Financial Corporation and integration is proceeding to plan. This acquisition brought half a million new customers and in addition Barclaycard's recruitment of new customers contributed a further 540,000.

Expanding selected global businesses

* Barclays Capital was recently voted the world's most improved investment bank. Three years ago it had a 1% share of non-UK European bond issuance and 2% of the non-UK European loans market. Today its market share is 5% and 8% respectively.

* Outside the UK, Barclaycard now has 1.2 million cards in issue. In the first half we launched into Italy, building on our continental European presence that comprises businesses in Germany, France and Spain.

* The investment we have made in developing our Barclays Global Investors' Exchange Traded Funds business is now showing good returns. Assets under management grew 29% since the year end and now total £19 billion.

Retail and commercial banking in Europe

* In the first half of 2002 we have continued to build our European retail and commercial banking businesses through organic development. For example, the launch of Openplan in Spain has been very successful - 85% of Openplan customers are new to Barclays and mortgage applications are up six-fold on the same period last year.

UK and European wealth

* Our wealth management business, Barclays Private Clients, now has 1,500 relationship managers trained to offer both investment and banking products to affluent and high net worth individuals. This integrated approach has contributed to products per customer in our UK affluent segment increasing to 4.

* We have entered into strategic alliances with Axa and Fidelity in France which, as in the UK with Legal & General, gives us access to 'best in breed' product capability.

Enhancing organisational fitness

We continue to develop our organisational fitness including:

* Cost and productivity management - we are moving towards achieving market leading cost:income ratios in each of our main business groupings. In four of our businesses - Barclaycard, Business Banking, Barclays Capital and BGI - this threshold has already been reached.

* Marketing and brand management - we have conducted a full review of our brand and marketing capabilities. Our new advertising campaign, launched in June, helped to increase current account customer recruitment by 24% in July.

* People management - we continue to invest in building a world-class workforce and were pleased to see our efforts in one aspect of this commitment - Barclays University - being recognised. A study by the Cabinet Office praised Barclays for its progress in nurturing a diverse workforce reflective of the customer base we seek to serve.

Taken together, these achievements represent significant progress in executing our strategic plan.

Outlook

The market environment remains challenging. Nonetheless, some of the macro economic indicators do suggest that there are signs of improvement. In the UK, GDP rose 0.9% in the second quarter and manufacturing output has risen sharply for two months in a row. Whilst household borrowing is high, at 106% of total household resources versus around 85% in late 1989/early 1990, the cost of servicing this debt is only around 7% of household disposable income, compared with 15% in late 1989/early 1990. In the USA, industrial production has risen for six months in a row, and is now growing at a positive rate for the first time since January 2001.

As we have said before, it is uncertain times such as these that distinguish the great businesses from the good. At Barclays we have a clear strategy and we are using it to chart our course through turbulent times. We remain confident that we are on track with our transformation of Barclays into a great business that will consistently exceed the expectations of its customers and its shareholders.

Sir Peter Middleton
Chairman

Matthew W. Barrett
Group Chief Executive

BARCLAYS PLC

GROUP PERFORMANCE MANAGEMENT

Value Based Management

Barclays is focused on maximising value for shareholders through the creation and delivery of superior products and services to customers. Barclays uses value-based management (VBM) to align management decision making at all levels of the Barclays Group with the interests of its shareholders.

In applying VBM principles, Barclays has developed a disciplined approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option. Our aim is to achieve profitable growth in all our businesses.

Performance Goals

Performance goals have been established which are explicitly linked to shareholder value and aligned with achieving top-tier performance. These performance goals translate into three primary measures of shareholder value performance - total shareholder returns relative to peers, growth in absolute value and economic profit.

Total Shareholder Return

Total Shareholder Return (TSR) is defined as the combination of share price appreciation and dividend payments (treated as if reinvested in Barclays shares) realised by investors. The goal is to achieve and sustain top quartile TSR relative to our peer group[1].

Since the financial performance measure was adopted at 31st December 1999, our TSR for the two and a half years ended 30th June 2002 was 36%.

The following table shows our relative TSR performance for the period 31st December 1999 to 30th June 2002:

Barclays	36%
Peer Group Average	6%
UK Banks Average	15%
FTSE 100 Average	(29%)

1 Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

Absolute Value

Our absolute value goal is to double the value of an investment in Barclays shares over four years. This corresponds to a 19% increase in value each year, and is calculated as share price appreciation and dividends (treated as if re-invested in Barclays shares). Our belief is that the goal to double absolute value over four years is consistent with the goal of sustained top quartile TSR performance relative to our peer group.

On this basis, an investment of £100 in Barclays shares on 31st December 1999 grew in value to £136 at the end of June 2002, an increase of 36% compared with the goal of 54% for the period (this reflects a 24% increase in the share price - from £4.46 to £5.52 - and dividend payments across the period totalling 39.25 pence).

The average growth in value for the peer group over the same period was £106, an increase of 6%.

GROUP PERFORMANCE MANAGEMENT

Economic Profit

Economic profit is the post-tax attributable profit generated by a business over and above the cost of capital. Our goal is to double economic profit of the Group over four years. Based on calibrated historical data, we believe delivery of the economic profit goal is consistent with achieving our relative TSR and absolute value goals.

Economic profit for the Group is defined as profit after tax and minority interests excluding goodwill amortisation, less a charge for the cost of average shareholders' funds (which includes purchased goodwill). This is calculated using a capital asset pricing model. The cost of equity includes estimates of the future equity market risk premium of 4.5% and the relative risk of Barclays shares compared to the FTSE, measured by beta. A forward looking beta of 1.2 has been used. The cost of average shareholders' funds for 2002 is 9.5% down from 10.5% in 2001, primarily as a result of a fall in the post-tax yield of the benchmark gilt.

The economic profit performance is shown below:

		Half-year ended	
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Profit after tax and minority interests (excluding goodwill amortisation)	**1,370**	1,284	1,419
Average shareholders' funds	**15,681**	15,002	14,090
Post tax cost of equity	**9.5%**	10.5%	10.5%
Cost of average shareholders' funds[1]	**(720)**	(748)	(698)
Economic profit	**650**	536	721

[1] The cost includes a charge for purchased goodwill. A post tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc.

The cumulative economic profit required to achieve the Group's goal of doubling economic profit over four years, using 1999 as a base year, is £6.1bn between the years 2000 and 2003 inclusive. This represents a 19% compound annual growth rate. At the end of June 2002, the Group had generated £3.3bn cumulative economic profit since the beginning of 2000, which is in line with the goal at this stage in the four year period.

For further information on the derivation of the Group's economic capital and a business split of both average economic capital and economic profit see pages 48 and 49.

Cost Goal

A specific financial goal focused on productivity improvement was set on 31st December 1999 recognising its importance in helping to achieve the TSR, absolute value and EP goals. Our belief is that to achieve our shareholder value aspirations we must deliver world-class productivity performance.

The productivity goal is to reduce the annual run rate of costs by £1 billion over the four-year period to the end of 2003, thereby absorbing the impact of inflation and volume-related growth over the period.

During 2000 and 2001, £545 million of savings were achieved. In the first half of 2002, a further £130m of savings was achieved. With 63% of the four year period elapsed, 68% of the goal has been achieved.

We continue to benchmark each of our businesses against the appropriate peer group in financial services to establish top quartile efficiency ratio targets.

The Group's cost income ratio remained flat at 53% for the first half of 2002 compared with the first half of 2001.

BARCLAYS PLC

KEY FACTS (UNAUDITED)

	Half-year ended 30.06.02	31.12.01	30.06.01
Number of UK branches	**2,084**	2,088	2,120
Number of overseas branches	**550**	564	600
Number of UK ATMs	**3,900**	3,900	3,900
Employees worldwide	**78,400**	78,600	75,800
Total customers registered for online banking	**3.5m**	3.3m	2.7m
PERSONAL FINANCIAL SERVICES			
Number of UK current accounts	**10.3m**	10.1m	9.9m
Number of UK savings accounts	**9.5m**	9.0m	8.6m
Number of Openplan from The Woolwich customers	**1.1m**	1.0m	0.8m
Number of Openplan from Barclays customers	**332,000**	10,000	-
Total UK mortgage balances	**£55.7bn**	£51.9bn	£49.4bn
BARCLAYS PRIVATE CLIENTS			
Number of affluent and high net worth clients	**1m**	1m	1m
Total customer funds	**£91bn**	£93bn	£97bn
Number of Iberian Openplan customers	**12,000**	4,000	-
Average deal volumes per day (Stockbrokers)	**6,400**	5,700	7,000
BARCLAYCARD			
Number of Barclaycard UK customers	**9.3m**	8.5m	8.2m
Number of customers registered for online services	**862,000**	653,000	512,000
Number of retailer relationships	**85,000**	83,000	83,000
Number of retailer transactions processed	**0.7bn**	0.7bn	0.6bn
Number of Barclaycards issued in continental Europe	**1.2m**	1.2m	1.2m
BUSINESS BANKING			
Number of Business Banking UK connections	**528,000**	539,000	548,000
Number of current accounts	**738,000**	748,000	762,000
Number of Business Premium deposit accounts	**242,000**	247,000	252,000
Customers registered for online banking/BusinessMaster	**273,000**	256,000	252,000
BARCLAYS AFRICA			
Number of customer accounts	**1.4m**	1.5m	1.5m
BARCLAYS GLOBAL INVESTORS			
Total assets under management	**£500bn**	£530bn	£548bn
Number of institutional customers	**2,100**	2,000	1,900

BARCLAYS CAPITAL	**League table position**	**30.06.02 issuance value**	League table position	30.06.01 issuance value
Sterling bonds	**1st**	**£8.1bn**	1st	£6.1bn
Syndicated loans (Europe, Middle East, Africa)	**1st**	**$14.4bn**	1st	$18.1bn
Syndicated loans (ex USA)	**3rd**	**$16.3bn**	2nd	$21.5bn
All syndicated loans	**5th**	**$27.9bn**	5th	$30.2bn
All international bonds	**10th**	**$43.0bn**	10th	$44.1bn
Overall debt arranger (Western Europe)	**2nd**	**$49.5bn**	4th	$51.3bn
Overall global debt	**6th**	**$77.7bn**	8th	$84.8bn

BARCLAYS PLC

SUMMARY OF RESULTS (UNAUDITED)

PROFIT BEFORE TAX	Half-year ended 30.06.02 £m	31.12.01 restated £m	30.06.01 restated £m
Personal Financial Services	**500**	474	475
Barclays Private Clients	**214**	310	331
Barclaycard	**316**	266	254
Business Banking	**640**	519	581
Barclays Africa	**48**	62	68
Barclays Capital	**370**	325	337
Barclays Global Investors	**60**	41	37
Other operations[1]	**(117)**	(28)	19
Head office functions	**(39)**	(52)	(23)
Operating profit[2]	**1,992**	1,917	2,079
Restructuring charge	**(55)**	(108)	(63)
Woolwich integration costs	**(32)**	(70)	(19)
Woolwich fair value adjustments	**(26)**	(17)	(16)
Goodwill amortisation	**(130)**	(114)	(115)
Exceptional items	**-**	-	(4)
	1,749	1,608	1,862

1 Other operations now include South American Corporate Banking activities previously included in Barclays Capital and Corporate Banking, prior periods have been restated accordingly.

2 Includes the loss from joint ventures and associated undertakings.

TOTAL ASSETS AND WEIGHTED RISK ASSETS

	Total assets 30.06.02 £m	31.12.01 £m	30.06.01 £m	Weighted risk assets 30.06.02 £m	31.12.01 £m	30.06.01 £m
Personal Financial Services	**67,877**	64,314	62,433	**38,673**	36,154	35,229
Barclays Private Clients	**14,854**	13,923	13,491	**9,856**	9,197	8,682
Barclaycard	**10,278**	9,404	9,469	**10,009**	9,467	9,378
Business Banking	**44,509**	44,132	44,228	**47,159**	46,272	45,269
Barclays Africa	**2,366**	2,756	2,649	**1,672**	1,943	1,859
Barclays Capital	**230,511**	201,301	210,044	**53,974**	51,943	50,083
Barclays Global Investors	**389**	308	263	**636**	563	535
Other operations and Head office functions[1]	**7,035**	8,250	8,780	**3,189**	3,334	3,787
Goodwill	**4,055**	4,091	4,198	**-**	-	-
Retail life-fund assets	**7,879**	8,170	8,395	**-**	-	-
	389,753	356,649	363,950	**165,168**	158,873	154,822

1 Included within Other operations and Head office functions are the following amounts related to South American Corporate Banking: Total assets £512m (31st December 2001: £840m, 30th June 2001: £1,821m) and Weighted risk assets £444m (31st December 2001: £850m, 30th June 2001: £1,416m).

BARCLAYS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Interest receivable	**6,037**	6,518	6,940
Interest payable	**(2,904)**	(3,495)	(3,997)
Net interest income	**3,133**	3,023	2,943
Net fees and commissions receivable	**1,996**	1,972	1,786
Dealing profits	**513**	441	570
Other operating income	**86**	234	218
Total non-interest income	**2,595**	2,647	2,574
Operating income	**5,728**	5,670	5,517
Administration expenses - staff costs	**(1,878)**	(1,921)	(1,793)
Administration expenses - other	**(1,099)**	(1,215)	(1,088)
Depreciation and amortisation	**(286)**	(273)	(264)
Operating expenses	**(3,263)**	(3,409)	(3,145)
Operating profit before provisions	**2,465**	2,261	2,372
Provisions for bad and doubtful debts	**(713)**	(651)	(498)
Provisions for contingent liabilities and commitments	**1**	1	(2)
Operating profit	**1,753**	1,611	1,872
Loss from joint ventures and associated undertakings	**(4)**	(3)	(6)
Exceptional items	**-**	-	(4)
Profit on ordinary activities before tax	**1,749**	1,608	1,862
Tax on profit on ordinary activities	**(507)**	(424)	(531)
Profit on ordinary activities after tax	**1,242**	1,184	1,331
Minority interests (equity and non-equity)	**(9)**	(11)	(25)
Profit for the financial period attributable to the members of Barclays PLC	**1,233**	1,173	1,306
Dividends	**(419)**	(727)	(383)
Profit retained for the financial period	**814**	446	923
Earnings per ordinary share	**18.5p**	17.6p	19.6p
Interim dividend per ordinary share:	**6.35p**	10.875p	5.75p

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		30.06.02	31.12.01 restated	30.06.01 restated
Assets:		**£m**	£m	£m
Cash and balances at central banks		**1,414**	1,281	1,048
Items in course of collection from other banks		**3,077**	2,444	2,935
Treasury bills and other eligible bills		**8,768**	7,417	7,795
Loans and advances to banks	- banking	**16,889**	12,196	12,149
	- trading	**40,951**	35,693	38,207
		57,840	47,889	50,356
Loans and advances to customers	- banking	**151,815**	146,253	141,999
	- trading	**47,211**	34,240	37,268
		199,026	180,493	179,267
Debt securities		**80,744**	78,924	81,524
Equity shares		**4,661**	3,118	6,739
Interests in joint ventures and associated undertakings		**89**	88	91
Intangible fixed assets - goodwill		**4,055**	4,091	4,198
Tangible fixed assets		**1,831**	1,958	2,022
Other assets		**20,369**	20,776	19,580
		381,874	348,479	355,555
Retail life-fund assets attributable to policyholders		**7,879**	8,170	8,395
Total assets		**389,753**	356,649	363,950
Liabilities:				
Deposits by banks	- banking	**39,052**	45,837	38,838
	- trading	**42,133**	21,543	29,252
		81,185	67,380	68,090
Customer accounts	- banking	**143,388**	139,831	141,258
	- trading	**30,146**	23,984	30,182
		173,534	163,815	171,440
Debt securities in issue		**46,899**	41,846	41,299
Items in course of collection due to other banks		**1,396**	1,550	1,350
Other liabilities		**52,627**	49,245	49,368
Undated loan capital - convertible to preference shares		**328**	345	356
Undated loan capital - non-convertible		**5,454**	4,709	4,772
Dated loan capital - non-convertible		**5,203**	4,933	4,671
		366,626	333,823	341,346
Minority interests and shareholders' funds:				
Minority interests: equity		**124**	134	104
Called up share capital		**1,661**	1,668	1,664
Reserves		**13,463**	12,854	12,441
Shareholders' funds: equity		**15,124**	14,522	14,105
		15,248	14,656	14,209
		381,874	348,479	355,555
Retail life-fund liabilities attributable to policyholders		**7,879**	8,170	8,395
Total liabilities and shareholders' funds		**389,753**	356,649	363,950

BARCLAYS PLC

FURTHER ANALYSIS OF PROFIT AND LOSS ACCOUNT
FOR THE HALF-YEAR 30TH JUNE 2002(UNAUDITED)

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Interest receivable	**6,067**	6,545	6,968
Interest payable	**(2,907)**	(3,507)	(4,005)
Net interest income	**3,160**	3,038	2,963
Net fees and commissions receivable	**1,996**	1,972	1,786
Dealing profits	**513**	441	570
Other operating income	**86**	234	218
Total non-interest income	**2,595**	2,647	2,574
Operating income	**5,755**	5,685	5,537
Administration expenses - staff costs	**(1,840)**	(1,840)	(1,738)
Administration expenses - other	**(1,051)**	(1,119)	(1,062)
Depreciation and amortisation	**(156)**	(156)	(152)
Operating expenses	**(3,047)**	(3,115)	(2,952)
	2,708	2,570	2,585
Provisions for bad and doubtful debts	**(713)**	(651)	(498)
Provisions for contingent liabilities and commitments	**1**	1	(2)
Loss from joint ventures and associated undertakings	**(4)**	(3)	(6)
Operating profit	**1,992**	1,917	2,079
Restructuring charge	**(55)**	(108)	(63)
Woolwich integration costs	**(32)**	(70)	(19)
Woolwich fair value adjustments	**(26)**	(17)	(16)
Goodwill amortisation	**(130)**	(114)	(115)
Exceptional items	**-**	-	(4)
Profit on ordinary activities before tax	**1,749**	1,608	1,862

Earnings per ordinary share before restructuring charge, goodwill amortisation, fair value adjustments, integration costs and exceptional items	**21.6p**	21.3p	22.4p
Post tax return on average shareholders' funds (on a consistent basis with earnings per share above)	**19.1%**	19.2%	21.6%

The above results are based on the operating profit shown on page 14 before charging for costs directly associated with the integration of Woolwich plc, Woolwich fair value adjustments, goodwill amortisation and the restructuring charge. Barclays believes that identifying operating profit before charging these items assists in the understanding of underlying profit trends in the results.

Results by nature of income and expense

Net interest income	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Interest receivable	**6,037**	6,518	6,940
Interest payable	**(2,904)**	(3,495)	(3,997)
	3,133	3,023	2,943
Woolwich fair value adjustments	**27**	15	20
	3,160	3,038	2,963

Net interest income increased 7% to £3,160m due primarily to strong growth in Barclays Capital, Barclaycard and Business Banking.

Personal Financial Services net interest income fell by 2% to £954m. The comparison is affected by a number of one off factors in the first half of 2001 which included £20m interest released from suspense. In addition, in the first half of 2002, net interest income included £18m arising from the closure of surplus hedges (2001: £20m). Margin compression continued to be actively managed reflecting the steady improvement of the value of product offerings, competitive market conditions and a lower interest rate environment.

Barclays Private Clients net interest income was broadly flat at £418m with increased income generated from higher average customer deposits and loans offset by margin compression due to lower interest rates, particularly the US dollar rate.

Barclaycard net interest income increased 8% to £424m, principally benefiting from improved cardholder rate management and falling interest rates. Customer numbers increased by 800,000 (up 9%) from the year end following the acquisition of the UK Providian credit card business and strong recruitment which reached 540,000 (2001: 275,000) in the period.

Business Banking net interest income increased by 5% to £795m as a result of increasing volumes. Average lending balances increased by 4% to £41.8bn and average deposit balances increased by 5% to £43.9bn. Lending margins continued to ease whilst deposit margins were maintained.

Barclays Capital net interest income rose 63% to £474m, with strong performances from money markets, which benefited from a favourable interest rate environment, and structured capital markets. Corporate lending continued to be tightly managed with the credit portfolio remaining flat at £13bn.

Overall banking margins were 2.84% compared with 2.93%[1] in the first half of 2001 primarily reflecting a managed shift in the business mix.

The benefit of free funds fell 0.10% to 0.32%. The fall in short-term market rates increased the contribution to the net margin from the central management of the Group interest rate exposure to 0.21% from 0.07%. The overall benefit of free funds on a hedged basis was 0.53% (2001: 0.49%) with the increase in the effective rate of the hedge more than offsetting the fall in the liability interest rates.

[1] Restated for the impact of the new accounting treatment for Reserve Capital Instruments.

Yields, spreads and margins - banking business

Domestic business is conducted primarily in the UK in sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, international business is transacted in the United Kingdom by Barclays Capital, mainly with customers domiciled outside the UK.

The yields, spreads, and margins shown below have been computed on this basis, which generally reflects the domicile of the borrower. They exclude profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
Gross yield (i)	**%**	%	%
Group	**5.48**	6.23	6.91
Domestic	**6.09**	6.76	7.46
International	**4.20**	5.04	5.72
Interest spread (ii)			
Group	**2.52**	2.49	2.51
Domestic	**3.27**	3.22	3.26
International	**0.98**	0.90	0.93
Interest margin (iii)			
Group	**2.84**	2.89	2.93
Domestic	**3.66**	3.71	3.79
International	**1.13**	1.06	1.08
Average UK base rate	**4.00**	4.64	5.64

Notes

(i) Gross yield is the interest rate earned on average interest earning assets.

(ii) Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

(iii) Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities - banking business

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
Average interest earning assets	**£m**	£m	£m
Group	**220,323**	209,217	200,817
Domestic	**148,903**	144,734	137,441
International	**71,420**	64,483	63,376
Average interest bearing liabilities			
Group	**196,059**	186,624	181,586
Domestic	**128,163**	124,648	120,195
International	**67,896**	61,976	61,391

Net fees and commissions

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Fees and commissions receivable	**2,287**	2,221	2,002
Less: fees and commissions payable	**(291)**	(249)	(216)
	1,996	1,972	1,786

Net fees and commissions rose 12% to £1,996m with strong performances in Barclays Capital, Barclays Private Clients and Barclaycard.

Personal Financial Services net fees and commissions increased 6% to £425m. This reflected improved current account income and fees from mortgage related activities and certain non-recurring items, with income from Independent Financial Advisory (IFA) operations impacted by market volatility and a change in the product mix.

Barclays Private Clients net fees and commissions increased 26% to £325m partly due to an increase in product sales to UK affluent clients, and higher commission income from the sale of Legal & General investment products. In addition, on a comparative basis, this reflects £35m of commission income which in 2001 would have been offset against costs associated with the regulated sales force and borne within the long term assurance fund. Following the strategic alliance with Legal & General, such costs are now included in operating costs. Excluding the impact of this change, net fees and commissions increased by 8%.

Barclaycard net fees and commissions increased 14% to £320m, mainly as a result of replacing annual account fees with fees based on account behaviour.

Business Banking net fees and commissions increased 2% to £426m. Lending related fees increased in line with the loan growth and foreign exchange related income increased despite flat turnover. Money transmission income was maintained despite reductions in average fee levels and a migration to more efficient, lower cost electronic payment mechanisms.

Barclays Capital net fees and commissions increased 61% to £245m. This growth was driven by the Credit businesses with strong performances from primary bonds and structured capital markets. This reflects Barclays Capital increasing market share, despite an overall decline in the levels of financing activity.

Barclays Global Investors fees and commissions increased by 11% to £283m. Despite significantly lower market levels, growth in management fees was strong, benefiting from growth in Exchange Traded Fund (ETF) assets and in incentive fees on funds under advanced active management.

Personal Financial Services, Barclays Private Clients and Business Banking fees and commissions include £66m (2001: £64m) in respect of foreign exchange income on customer transactions with Barclays Capital.

Dealing profits

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Rates related business	**520**	408	415
Credit related business	**(7)**	33	155
	513	441	570

Almost all of the Group's dealing profits arise in Barclays Capital.

Dealing profits fell 10% to £513m. The overall reduction in dealing profits reflects more difficult market conditions compared with the corresponding period in 2001. A reduced contribution from the Credit businesses, primarily in credit repackaging, was mostly offset by increases in the Rates businesses, in particular interest rate derivatives and commodities.

Total foreign exchange income was £229m (2001: £223m) and consists of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by Personal Financial Services, Barclays Private Clients, Barclaycard, Business Banking, Barclays Africa and Barclays Global Investors, both externally and with Barclays Capital, is reported in those business units within fees and commissions.

Other operating income

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Dividend income from equity shares	**3**	2	6
Profits on disposal of investment securities	**7**	16	21
Income from the long term assurance business	**(37)**	78	94
Property rentals	**11**	14	16
Premium income on insurance underwriting	**84**	90	68
Other income	**18**	34	13
	86	234	218

Other operating income decreased by 61% to £86m.

The long term assurance business, which was closed to new business following the Legal & General alliance in August 2001, reported a loss of £37m for the period compared with a contribution of £94m for the corresponding period in 2001. The result mainly reflects the impact of movements in the FTSE 100 index which has declined by 17% from the 30th June 2001 to 30th June 2002.

The result of the long term assurance business is after charging costs of £13m (2001: £71m) borne directly in the fund. From 1st August 2001, the costs of the regulated sales force were no longer charged to the funds.

Income from the sale of Legal & General products following the alliance in August 2001 is included in fees and commissions.

The unutilised amount of the redress provision in Barclays Life for customers who may have been mis-sold a personal pension is £30m (31st December 2001: £47m, 30th June 2001: £71m).

Premium income on insurance underwriting rose by £16m to £84m as a result of increased payment protection income related to consumer lending activities.

Operating expenses

The Group manages core costs on the basis of three distinct categories: strategic investment, revenue related and business as usual. In addition goodwill amortisation, restructuring costs and integration costs are reported separately.

Costs are allocated to individual categories based on the following definitions:

Strategic investment costs relate to the development costs of an investment project which has either or both of the following features:

- it generates or enables new revenue streams or definable growth in a revenue stream, or
- it generates or enables reduced costs.

Strategic investment costs exclude restructuring costs and project operating costs.

Revenue related costs are those costs which are directly associated with a corresponding change in revenues or profit. An increase or decrease in revenues or profits will lead to an increase or decrease in these costs.

Business as usual costs are those costs not classified as strategic investment or revenue related. This category includes operating costs of strategic projects, other project costs not classified as strategic and volume related costs which are not revenue related.

Restructuring costs are those charges associated with the ongoing reorganisation and restructuring of the Group's operations as part of its cost reduction initiatives.

Integration costs are in respect of projects and initiatives associated with the acquisition of Woolwich plc and include expenditure to achieve cost savings and revenue synergies.

Based on the definitions on the previous page, the Group's costs are summarised in the following table:

Operating expenses

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Business as usual expenses	**2,460**	2,410	2,307
Revenue related costs	**382**	377	371
Strategic investment costs	**188**	308	243
Disposals and acquisitions in 2002 and 2001	**17**	20	31
Operating expenses	**3,047**	3,115	2,952
Restructuring charge	**55**	108	63
Goodwill amortisation	**130**	114	115
Woolwich Integration costs	**32**	70	19
Woolwich fair value adjustment	**(1)**	2	(4)
	3,263	3,409	3,145

Operating expenses before restructuring charge, goodwill amortisation, integration costs and Woolwich fair value adjustments increased 3% to £3,047m.

Business as usual costs rose by 7% (£153m) to £2,460m, partly reflecting the operating cost consequences of the continued investment in the core businesses of Barclays Capital, Barclays Private Clients and Barclaycard. In the first half of 2002, costs included £35m associated with the regulated sales force that were previously offset against income from the long term assurance fund. Business as usual costs included £9m of costs attributable to the acquisition of the UK Providian credit card business by Barclaycard, and the costs of generating incremental Woolwich integration revenue synergies.

Strategic investment expenditure at £188m was £55m (23%) lower than the first half of 2001 reflecting tight cost control and prioritisation of key initiatives.

Revenue related costs rose 3% to £382m with increases in Barclays Capital and Barclays Global Investors in line with improved performance offset by reductions elsewhere.

Administrative expenses - staff costs

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Salaries and accrued incentive payments	**1,607**	1,637	1,512
Social security costs	**118**	127	116
Pension costs	**(8)**	(23)	6
Post-retirement health care	**7**	1	(1)
Other staff costs	**154**	179	160
	1,878	1,921	1,793
Included above:			
Restructuring charge	**(38)**	(66)	(48)
Woolwich integration costs	**(1)**	(16)	(8)
Woolwich fair value adjustment	**1**	1	1
Excluding restructuring, integration costs and fair value adjustment	**1,840**	1,840	1,738

	30.06.02	31.12.01	30.06.01
Number of staff at period end:[1]			
Personal Financial Services[2]	**31,200**	32,100	30,400
Barclays Private Clients[3]	**11,000**	11,100	10,800
Barclaycard[4]	**4,700**	4,200	4,000
Business Banking	**9,500**	9,800	9,600
Barclays Africa[5]	**7,900**	8,000	7,900
Barclays Capital	**5,500**	5,500	5,100
Barclays Global Investors	**2,100**	2,100	2,100
Other operations[6]	**6,000**	5,400	5,900
Head office functions	**500**	400	500
Group total worldwide	**78,400**	78,600	76,300
of which United Kingdom	**60,400**	60,400	59,500

1 *Staff numbers are on a full time equivalent basis and do not include temporary and agency staff of 4,500 (31st December 2001: 4,600; 30th June 2001: 5,000) whose costs are included in staff costs.*

2 *Includes 900 (31st December 2001: 1,000) regulated sales force and 50 (31st December 2001: 100) administrative staff whose costs following the strategic alliance with Legal & General from 1st August 2001, are included in administrative expenses - staff costs. As at 30th June 2001 the costs of these staff were borne within the long term assurance fund and not included in the staff numbers above.*

3 *Excludes 400 administrative staff (31st December 2001: 500; 30th June 2001: 600) whose costs are borne within the long term assurance fund.*

4 *June 2002 includes 500 in relation to the UK Providian business.*

5 *June 2001 figures have been restated to include 500 staff on contracts previously not reported within permanent headcount.*

6 *Includes 100 (31st December 2001: 100, 30th June 2001: 200) staff related to South American Corporate Banking.*

Staff costs

Staff costs, excluding the restructuring charge together with integration costs and fair value adjustments arising from the acquisition of Woolwich plc, increased by 6% to £1,840m.

Salaries and accrued incentive payments rose by 6% to £1,607m. The rise reflects increased performance related payments and costs associated with building capabilities in Barclays Capital partly offset by lower costs in Personal Financial Services following headcount reductions. In addition, staff costs include £30m (second half 2001: £25m) related to the regulated sales force whose costs were included in staff costs following the formation of the strategic alliance with Legal & General from 1st August 2001. Excluding the impact of this change, salaries and accrued incentive payments rose by £65m or 4%.

Pension costs included a £36m credit (2001: £36m credit) in respect of the Group's main UK schemes.

Staff numbers overall fell by 200 in comparison to December 2001 with a reduction of 1,000 from the implementation of restructuring programmes mainly offset by an increase in Barclaycard, attributable to the acquisition of the UK Providian credit card business.

The number of staff reductions relating to each restructuring programme are as follows:

	Number of staff who have left during the first half of 2002	Number of staff who are under notice at 30.06.02
Current year	200	600
Prior year	800	900

The restructuring charge of £38m detailed on page 46 relates to the 2002 restructuring programme above.

BARCLAYS PLC

Administrative expenses - other		Half-year ended	
	30.06.02	31.12.01	31.06.01
	£m	£m	£m
Property and equipment expenses:			
Hire of equipment	**8**	6	10
Property rentals	**82**	89	94
Other property and equipment expenses	**383**	424	351
	473	519	455
Stationery, postage and telephones	**146**	170	148
Advertising and market promotion	**113**	116	96
Travel, accommodation and entertainment	**69**	69	74
Subscriptions and publications	**46**	37	46
Securities clearing and other operational expenses	**16**	23	13
Sundry losses, provisions and write-offs	**63**	76	65
Statutory and regulatory audit and accountancy fees	**3**	3	4
Consultancy fees	**37**	65	68
Professional fees	**61**	76	54
Other expenses	**72**	61	65
	1,099	1,215	1,088
Included above:			
Restructuring charge	**(17)**	(42)	(15)
Integration costs	**(31)**	(54)	(11)
Excluding restructuring charge and integration costs	**1,051**	1,119	1,062

Overall administrative expenses were flat.

Other property and equipment expenses were £32m or 9% higher than in the first half of 2001. The reduction in costs compared to the second half of 2001 was mainly due to reductions in external systems development expenditure.

Advertising and market promotion expenditure includes costs relating to the launch of Barclaycard Direct, Openplan from Barclays and other campaigns.

Depreciation and amortisation

		Half-year ended	
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Property depreciation	**51**	55	50
Equipment depreciation	**101**	99	95
Loss on sale of equipment	**4**	5	4
	156	159	149
Goodwill amortisation - Woolwich plc	**103**	103	103
- other	**27**	11	12
	286	273	264

The increase in other goodwill amortisation is related to the acquisition of the UK Providian credit card business in the period and an increase in the amortisation of goodwill on the Group's Brazilian subsidiary, Banco Barclays SA.

Provisions for bad and doubtful debts

	Half-year ended		
	30.06.02	31.12.01	30.06.01
The charge for the period in respect of bad and doubtful debts comprises:	**£m**	£m	£m
Specific provisions			
New and increased	**858**	872	568
Releases	**(60)**	(89)	(44)
Recoveries	**(41)**	(110)	(32)
	757	673	492
General provision - (release)/charge	**(44)**	(22)	6
Net charge	**713**	651	498

The net charge for the period in respect of bad and doubtful debts comprises:

Argentina	**104**	40	(4)
Other	**609**	611	502
Net charge	**713**	651	498

Total provisions for bad and doubtful debts at end of the period comprise:

Specific provisions	**2,139**	1,971	1,732
General provisions	**702**	745	767
	2,841	2,716	2,499

The net provisions charge rose 43% (£215m) to £713m, with £108m of this increase relating to provisions raised against Argentina exposures and reported in South American Corporate Banking. Excluding provisions raised against Argentina exposures, the net provisions charge rose 21%.

South American Corporate Banking provisions primarily relate to Argentina exposures. The increase reflects the individual assessment of each counterparty resulting in a prudent provision coverage of 55%.

The increase in the net provision charge of £215m largely arose in the South American Corporate Banking portfolios, relating to Argentina exposures, and in Barclays Capital. The increase in Barclays Capital reflect the general impact of the continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors. Compared with the first half of 2001, less favourable conditions in the corporate sector contributed to a 5% increase in Business Banking provisions to £80m. Provisions in the personal sector increased at a lower rate than loan growth.

New and increased specific provisions increased by 51% to £858m while releases and recoveries of £101m were £25m higher. The release in general provision arises mainly as a result of the increase in specific provisions in Argentina.

The net provision charge for the period as a percentage of average banking loans and advances was 0.42% compared with 0.32% in the first half of 2001. Provisions coverage of total potential credit risk lendings reduced to 48.8% compared with 52.9% at 31st December 2001.

(Loss)/profit from joint ventures and associated undertakings

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
(Loss)/profit from joint ventures	**(6)**	(2)	1
Profit/ (loss) from associated undertakings	**2**	(1)	(7)
	(4)	(3)	(6)

The loss from joint ventures is attributable to the start up of new ventures in Business Banking.

Exceptional items

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Loss on disposal of other Group undertakings	**-**	-	(4)

In the first half of 2002, the Group sold the US based Americas private banking business. The gross gain on disposal of £10m was fully offset by goodwill written off.

The net loss on disposal of Group undertakings in the first half of 2001 represented losses of £9m offset by gains of £5m. The net loss included goodwill written off of £1m.

Tax

The charge for the period assumes a UK corporation tax rate of 30% for the calendar year 2002 (full year 2001: 30%). The effective rate of tax for the first half of 2002 was 29% (2001: 28.5%). This is lower than the standard rate due to the beneficial effects of lower tax on overseas income, certain non-taxable gains and payments to a qualifying employee trust offset by the absence of tax relief on the goodwill charge.

Included in the charge is a credit of £25m (second half 2001: £2m credit, first half 2001: £25m charge) tax on the decrease in the shareholders' interest in the long term assurance fund.

Earnings per ordinary share

Earnings per ordinary share is based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
Earnings in year	**£1,233m**	£1,173m	£1,306m
Earnings in year before restructuring, integration costs, goodwill amortisation, fair value adjustments and exceptional items	**£1,438m**	£1,418m	£1,491m
Weighted average number of ordinary shares in issue	**6,656m**	6,655m	6,647m
Calculation of adjusted earnings per share	**pence**	pence	pence
Basic earnings per ordinary share	**18.5**	17.6	19.6
Restructuring charge	**0.6**	1.1	0.7
Integration costs	**0.3**	0.7	0.2
Goodwill amortisation	**1.9**	1.7	1.7
Woolwich fair value adjustments	**0.3**	0.2	0.2
Adjusted earnings per share	**21.6**	21.3	22.4

Dividends on ordinary shares

The Board has decided to pay, on 1st October 2002, an interim dividend for the year ending 31st December 2002 of 6.35p per ordinary share, for shares registered in the books of the Company at the close of business on 16th August 2002. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2002/2003 tax year in mid-October 2002.

For qualifying US and Canadian resident ADR holders, the interim dividend of 6.35p per ordinary share becomes 25.4p per ADS (representing four shares). The ADR depositary[1] will mail the dividend on 1st October 2002 to ADR holders on the record on 16th August 2002.

For qualifying Japanese shareholders, the interim dividend of 6.35p per ordinary share will be distributed in mid-October to shareholders on the record on 16th August 2002.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to The Plan Administrator to Barclays, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH or by phoning 0870 702 0196. The completed form should be returned to The Plan Administrator on or before 10th September 2002 for it to be effective in time for the payment of the interim dividend on 1st October 2002. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

[1]As of 15th July 2002, Bank of New York became the depositary for the Barclays ADR programme.

Balance sheet

Capital resources	**30.06.02**	Half-year ended 31.12.01 restated	30.06.01 restated
	£m	£m	£m
Shareholders' funds	**15,124**	14,522	14,105
Minority interests	**124**	134	104
	15,248	14,656	14,209
Loan capital	**10,985**	9,987	9,799
	26,233	24,643	24,008

The Group manages both its debt and equity capital actively. The Group's authority to buy back equity was renewed at the 2002 AGM to provide additional flexibility in the management of the Group's capital resources. Total capital resources increased in the period by £1,590m.

Shareholders' funds increased by £602m primarily due to profit retentions of £814m offset by share repurchases of £199m and unfavourable exchange rate movements of £42m.

Loan capital rose by £998m, reflecting raisings of £1,118m. This was offset by redemptions of £84m, amortisation of issue expenses of £1m and unfavourable exchange rate movements of £35m.

BARCLAYS PLC

Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

		Half-year ended	
	30.06.02	31.12.01	30.06.01
Weighted risk assets:	**£m**	£m	£m
Banking book			
on-balance sheet	**124,864**	120,113	117,503
off-balance sheet	**21,587**	20,368	19,783
Associated undertakings and joint ventures	**501**	499	462
Total banking book	**146,952**	140,980	137,748
Trading book			
Market risks	**7,600**	7,801	7,183
Counterparty and settlement risks	**10,616**	10,092	9,891
Total trading book	**18,216**	17,893	17,074
Total weighted risk assets	**165,168**	158,873	154,822
Capital resources:			
tier 1 capital	**13,048**	12,443	11,854
tier 2 capital	**9,379**	8,397	8,167
tier 3 capital	**396**	392	365
Total gross capital resources	**22,823**	21,232	20,386
Less: supervisory deductions	**(1,448)**	(1,333)	(1,520)
Total net capital resources	**21,375**	19,899	18,866
	%	%	%
Tier 1 ratio	**7.9**	7.8	7.7
Risk asset ratio	**12.9**	12.5	12.2

Total Assets

The Group's balance sheet grew by 9% (£33bn) in the half-year to £390bn. Weighted risk assets rose by 4% to £165bn.

Within Personal Financial Services total assets grew by 6% to £68bn. Weighted risk assets increased by 7% to £39bn due to growth in UK mortgage balances up 7% to £55.7bn (31st December 2001: £51.9bn) and growth in both current account overdrafts and consumer lending.

Barclays Private Clients total assets grew 7% to £15bn and weighted risk assets increased 7% to £10bn mainly due to growth in sales of Openplan in continental Europe.

Barclaycard total assets increased by £1bn (9%) to £10bn in the first half of 2002. Weighted risk assets increased by 6%.

Within Business Banking, total assets grew by 1% to £45bn in the first half of 2002. Weighted risk assets increased by 2% during the same period.

Barclays Capital total assets increased by 15% (£29bn) to £231bn during the first half of 2002. Reverse repos balances increased by £12bn, driven by the continued growth of the prime brokerage business that provides customer inventory financing. In addition, there were increases in the holdings of government debt securities of £3bn, settlement balances of £7bn and interbank lending of £5bn. Weighted risk assets increased by 4% to £54bn, reflecting the lower weightings associated with government securities, settlement balances and reverse repos.

Personal Financial Services

Personal Financial Services provides a wide range of products and services to personal customers throughout the United Kingdom including, current accounts, savings, mortgages, consumer loans and general insurance. It also provides financial advice through one of the UK's largest independent financial advisory (IFA) teams. A full range of channels is available to customers including the branch networks, telephone and online banking. On 1st January 2002 the Woolwich operations became an integral part of Personal Financial Services, in line with the integration plans, although separate brands have been retained consistent with maintaining the respective customer experiences.

Personal Financial Services works closely with other businesses in the Group, in particular Barclays Private Clients, Barclaycard and Business Banking to provide customer servicing and to develop cross-selling opportunities.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**954**	980	974
Net fees and commissions	**425**	420	401
Other operating income	**94**	94	83
Operating income	**1,473**	1,494	1,458
Operating costs	**(790)**	(825)	(799)
Provisions for bad and doubtful debts	**(182)**	(197)	(185)
(Loss)/profit from joint ventures	**(1)**	2	1
Operating profit	**500**	474	475
Restructuring costs	**(18)**	(13)	(24)
Integration costs	**(30)**	(63)	(13)
Fair value adjustments	**(26)**	(17)	(16)
Profit before tax and exceptional items	**426**	381	422

Operating profit increased by 5% (£25m) to £500m (2001: £475m). Within the Personal Financial Services total, the Woolwich performance was broadly in line with that achieved in 2001, notwithstanding the upfront costs of significant new flows of business particularly in mortgages. Personal Financial Services has maintained a focus on improving performance through continued investment and control of the cost base.

Net interest income fell by 2% to £954m (2001: £974m). The comparison is affected by a number of one off factors in the first half of 2001 which included £20m interest released from suspense. In addition, in the first half of 2002, net interest income included £18m arising from the closure of surplus hedges (2001: £20m). Margin compression continued to be actively managed reflecting the steady improvement of the value of product offerings, competitive market conditions and a lower interest rate environment.

UK mortgage gross advances increased by 59% to £11bn (2001: £6.9bn) and net lending rose by 117% to £3.9bn (2001: £1.8bn). Market share of net lending was 11.4% (2001: 7.4%) relative to a share of balances outstanding of 9%. Whilst these volumes have been achieved in favourable market conditions, the growth in business is significantly higher than that of the market generally. UK mortgage balances increased by 13% to £55.7bn (2001: £49.4bn). This growth in the mortgage business has created a short term drag on profits of £14m due to the upfront expensing of discounts and incentives, together with additional mortgage origination and servicing costs.

Average consumer lending balances increased by 7% to £6.1bn (2001: £5.7bn), below the market growth rate, but with the focus remaining on the goal of steadily improving the overall quality of the book and of the risk-adjusted return.

Average savings balances have continued to grow strongly, reflecting the success of tracker products and Openplan in attracting new business flows. Average balances increased by 5% to £28.2bn (2001: £26.8bn), with Barclays branded savings experiencing much stronger growth of 22%.

Net fees and commissions increased to £425m (2001: £401m). This reflected improved current account income and fees from mortgage related activities and certain non-recurring items, with income from IFA operations impacted by market volatility and a change in the product mix. The number of value added accounts, Additions and Platinum Banking, increased 41% to 1,708,000 (2001: 1,208,000).

Other operating income increased 13% to £94m (2001: £83m), with an improved contribution from payment protection income as a result of consumer lending activities.

Total costs fell 1% to £790m (2001: £799m) due to the implementation of initiatives aimed at improving operational efficiency. Business as usual costs were flat, notwithstanding significantly higher volumes. Productivity improvements were helped by the continued growth in customers using the internet banking channel. The cost income ratio improved by 1% to 54% (2001: 55%).

Provisions decreased 2% to £182m (2001: £185m).

Openplan continues to be a highly successful customer offering. In total, Personal Financial Services has some 1.4 million Openplan customers relative to the target of 1.5 million by the end of 2002. The number of customers with Openplan from The Woolwich has grown to 1,090,000 (2001: 806,000), with a further improvement in product penetration to 3.2 (2001: 3.1). Openplan from Barclays was successfully launched on a national basis in April 2002, supported by an extensive marketing campaign, and has attracted 332,000 customers, with a product penetration of 3.5.

Barclays Private Clients

Barclays Private Clients serves one million affluent and high net worth clients, primarily in continental Europe and the UK, providing banking and asset management services.

The business has made considerable progress in its development of a fully integrated business. This transformation is delivering operational efficiency, enhanced customer service and product capability that focuses on providing a single relationship for the provision of banking and investment products.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**418**	408	421
Net fees and commissions	**325**	315	258
Income from long term assurance business	**(37)**	78	94
Other operating income	**10**	1	17
Operating income	**716**	802	790
Operating costs	**(484)**	(474)	(441)
Provisions for bad and doubtful debts	**(18)**	(18)	(18)
Operating profit	**214**	310	331
Restructuring costs	**(5)**	(25)	(9)
Integration costs	**(1)**	(9)	-
Profit before tax and exceptional items	**208**	276	322

Operating profit decreased 35% (£117m) to £214m (2001: £331m). This was caused primarily by the impact of falling global equity markets affecting the income of the long term assurance business. This has been closed to new business following the Legal & General alliance in August 2001. Excluding the impact of the fall in the income associated with the long term assurance business, the ongoing Barclays Private Clients business performed well with operating profit increasing 6%, reflecting encouraging income growth and rigorous cost management.

Net interest income was broadly flat at £418m (2001: £421m) with increased income generated from higher average customer deposits and loans offset by margin compression due to lower interest rates, particularly the US dollar rate.

Net fees and commissions increased 26% (£67m) to £325m (2001: £258m) partly due to an increase in product sales to UK affluent clients, and higher commission income from the sale of Legal & General investment products. In addition, on a comparative basis, this reflects £35m of commission income which in 2001 would have been offset against costs associated with the regulated sales force and borne within the long term assurance fund. Following the strategic alliance with Legal & General, such costs are now included in operating costs. Excluding the impact of this change, net fees and commissions increased by 8%.

Operating costs increased 10% (£43m) to £484m (2001: £441m) primarily reflecting the £35m of costs associated with the regulated sales force, as detailed above. Excluding the impact of this, costs rose 2% primarily due to a significant increase in strategic investment spend to support the continued transformation of the business.

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), fell by £2bn to £91bn (31st December 2001: £93bn). This was mainly due to the impact of falling stock markets and the sale of the US based Americas private banking business.

Customer loans increased by £1bn to £10bn primarily due to growth in the sales of Openplan in continental Europe.

In Spain this half-year, Openplan has attracted 8,000 new customers with mortgage applications up six-fold on the same period last year (representing a 5% market share of new mortgage business). In the UK, sales of Openplan to affluent clients are significantly above expectations.

Sales of Legal & General life and pension products increased by 20% compared with similar product sales by Barclays Life and Barclays Funds in the first half of 2001 and, despite the difficult market conditions, investment product sales were up 5%.

In June 2002, Barclays Private Clients completed the sale of the US based Americas private banking business to Royal Bank of Canada. This is consistent with the core strategic focus for Barclays Private Clients directed principally at building the business in the UK and continental Europe.

Barclays Private Clients includes the Barclays Caribbean operation. An agreement was signed in October 2001 to combine its retail, corporate and offshore banking operations with those of Canadian Imperial Bank of Commerce (CIBC) to create FirstCaribbean International Bank. Implementation of the combination remains subject to, amongst other things, the receipt of certain regulatory and governmental approvals. Further details are on page 53.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. In addition to its operations in the United Kingdom, Germany, France, Italy, Spain and Greece, it also operates in Africa and the Caribbean. It offers a full range of credit card services to individual customers, together with card payment facilities to retailers and other businesses.

Barclaycard acquired the UK Providian credit card business in April 2002. The acquisition was consistent with Barclaycard's strategy of defending and growing its core UK credit card business.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**424**	415	392
Net fees and commissions	**320**	298	281
Operating income	**744**	713	673
Operating costs	**(256)**	(236)	(253)
Provisions for bad and doubtful debts	**(172)**	(210)	(164)
Loss from joint ventures	**-**	(1)	(2)
Operating profit	**316**	266	254
Restructuring costs	**(3)**	(10)	(3)
Integration costs	**-**	-	(3)
Profit before tax and exceptional items	**313**	256	248

Operating profit increased 24% (£62m) to £316m (2001: £254m).

Net interest income increased 8% (£32m) to £424m (2001: £392m), principally benefiting from improved cardholder rate management and falling interest rates. Customer numbers increased by 800,000 (up 9%) from the year end consequent on the acquisition of the UK Providian credit card business and strong recruitment which reached 540,000 (2001: 275,000) in the period.

Average UK extended credit balances rose to £6.2bn (2001: £6bn). Period end extended credit balances at 30th June 2002 were £500m higher than at 31st December 2001, resulting from the inclusion of the Providian balances and organic growth achieved using Information Based Customer Management (IBCM) capabilities developed over the last two years.

Net fees and commissions increased 14% (£39m) to £320m (2001: £281m), mainly as a result of replacing annual account fees with fees based on account behaviour.

Operating costs increased 1% (£3m) to £256m (2001: £253m) compared to growth in operating income of 11%, resulting in a lower cost income ratio of 34% (2001: 38%).

Provisions increased 5% (£8m) to £172m (2001: £164m), in line with the growth in outstanding balances.

Barclaycard's international businesses recorded an operating loss of £15m (2001: loss £14m). Income increased by 45% and average extended balances increased by 26%. In May Barclaycard joined forces with Banca Woolwich to launch a full range of credit cards in Italy, one of Europe's largest markets.

Business Banking

Business Banking provides relationship banking to the Group's small, medium and large business customers in the United Kingdom. Customers are served by a network of relationship and specialist managers who provide local access to an extensive range of products and services, as well as offering information and support. Customers are also offered access to business centres in continental Europe and the United States.

The way that customers do business with Business Banking continues to evolve. A key trend is an increase in the use of electronic transfers and payments. For example, the majority of large business customers process transactions electronically and overall volumes of payments processed have risen significantly.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**795**	794	759
Net fees and commissions	**426**	416	417
Other operating income	**-**	(4)	-
Operating income	**1,221**	1,206	1,176
Operating costs	**(498)**	(546)	(515)
Provisions for bad and doubtful debts	**(80)**	(134)	(76)
Loss from associated undertakings	**(3)**	(7)	(4)
Operating profit	**640**	519	581
Restructuring costs	**(14)**	(26)	(23)
Integration costs	**(1)**	(1)	-
Profit before tax and exceptional items	**625**	492	558

Operating profit increased by 10% (£59m) to £640m (2001: £581m) reflecting volume growth and the benefits of tight cost management.

Net interest income increased by 5% (£36m) to £795m (2001: £759m) as a result of increasing volumes. Average lending balances increased by 4% to £41.8bn and average deposit balances increased by 5% to £43.9bn. Lending margins continued to ease whilst deposit margins were maintained.

Lending growth was concentrated towards higher quality large business customers. As a result the overall quality of the lending portfolio continued to improve and this was reflected in the reduction in the lending margin. The sales financing product range, which includes factoring and invoice discounting, showed strong growth with turnover up 59%. Lending volumes were stable in the medium and small business customer segments and this was consistent with the wider economic slowdown. The lending portfolio remains well spread by industrial classification although the focus of growth was towards higher quality sectors.

Net fees and commissions increased 2% (£9m) to £426m (2001: £417m). Lending related fees increased in line with loan growth and foreign exchange related income increased despite flat turnover. Money transmission income was maintained despite reductions in average fee levels and a migration to more efficient, lower cost electronic payment mechanisms.

Operating costs fell 3% (£17m) to £498m (2001: £515m). Despite volume growth, business as usual costs were flat. The cost income ratio fell to 41% (2000: 44%).

Provisions increased 5% to £80m (2001: £76m) reflecting the generally weaker trading conditions in a number of industries but were below risk tendency.

The BarclaysB2B customer proposition has been discontinued as a result of low take up rates and uncertain market prospects. The capabilities have been redeployed to accelerate internal sourcing savings to the Barclays Group. Restructuring costs of £8m arising from the decision to discontinue the business were charged in the first half of 2002.

Barclays Africa

Barclays Africa provides banking services to personal and corporate customers in North Africa, sub-Saharan Africa and islands in the Indian Ocean. The portfolio comprises banking operations in Botswana, Egypt, Ghana, Kenya, Mauritius, Seychelles, South Africa, Tanzania, Uganda, Zambia and Zimbabwe.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**76**	79	97
Net fees and commissions	**54**	60	70
Other operating income	**-**	3	3
Operating income	**130**	142	170
Operating costs	**(72)**	(71)	(86)
Provisions for bad and doubtful debts	**(10)**	(9)	(16)
Operating profit	**48**	62	68
Restructuring costs	**(5)**	(2)	(5)
Profit before tax and exceptional items	**43**	60	63

Operating profit decreased 29% (£20m) to £48m (2001: £68m). This was primarily attributable to the situation in Zimbabwe (£16m) but also reflects the deteriorating trading environments in certain countries in Africa. All businesses remained profitable.

Net interest income decreased 22% (£21m) to £76m (2001: £97m). There was a 14% decrease in average customer lending balances to £1.2bn (2001: £1.4bn) and the 9% fall in customer deposit balances to £2.1bn (2001: £2.3bn). This was entirely due to Zimbabwe.

Net fees and commissions decreased 23% (£16m) to £54m (2001: £70m), primarily as a result of the impact of Zimbabwe (£14m).

Operating costs decreased 16% (£14m) to £72m (2001: £86m). The cost income ratio was 55% (2001: 51%). The increase reflected the impact of Zimbabwe and increased investment in the businesses.

Provisions decreased 38% (£6m) to £10m (2001: £16m), primarily due to the impact of Zimbabwe (£4m).

Barclays Capital

Barclays Capital conducts the Group's investment banking business. As the Group's principal point of access to the wholesale markets, it provides corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model is distinctive. It focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are split between two areas: Rates which includes fixed income, foreign exchange, derivatives, commodities and money markets sales, trading and research, prime brokerage and equities; and Credit which includes origination, sales, trading and research relating to loans, debt capital markets and structured capital markets, and private equity.

In the first half of the year, Barclays Capital maintained its leading position in the European syndicated loan market and Sterling bonds. While global market volumes fell in both international bonds and syndicated loans, Barclays Capital improved its market share in bonds and maintained its share in loans. Barclays Capital was one of the global leaders in private placements during the period.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**474**	348	291
Dealing profits	**507**	437	569
Net fees and commissions	**245**	237	152
Other operating income	**(2)**	28	25
Operating income	**1,224**	1,050	1,037
Operating costs	**(701)**	(675)	(647)
Provisions for bad and doubtful debts	**(153)**	(50)	(53)
Operating profit	**370**	325	337
Restructuring costs	**-**	(6)	(1)
Profit before tax and exceptional items	**370**	319	336

Operating profit increased 10% to £370m (2001: £337m), benefiting from a broadening business mix and the deepening of client relationships. Operating income grew 18% (£187m) to £1,224m (2001: £1,037m) and was achieved with modestly higher risk levels, with DVaR up 12% and weighted risk assets up 8% from 30th June 2001.

Net interest income rose £183m to £474m (2001: £291m), with strong performances from money markets, which benefited from a favourable interest rate environment, and structured capital markets. Corporate lending continued to be tightly managed with the credit portfolio remaining flat at £13bn.

Dealing profits fell to £507m (2001: £569m). The overall reduction in dealing profits reflects more difficult market conditions compared with the corresponding period in 2001. A reduced contribution from the Credit businesses, primarily in credit repackaging, was mostly offset by increases in the Rates businesses, in particular interest rate derivatives and commodities.

Net fees and commissions increased £93m to £245m (2001: £152m). This growth was driven by the Credit businesses with strong performances from primary bonds and structured capital markets. This reflects Barclays Capital increasing market share, despite an overall decline in levels of financing activity. Net fees and commissions includes £53m (2001: £42m) of internal fees for structured capital market activities arranged by Barclays Capital.

Operating costs increased £54m to £701m (2001: £647m). Business as usual costs increased, reflecting the effect of headcount increases and higher trading volumes. Headcount increased by 8% to 5,500 (2001: 5,100), principally as a result of the strategic investments made during 2001 in product, client coverage and distribution capabilities. Staff costs were maintained at 51% of operating income less provisions (2001: 51%).

Provisions increased to £153m (2001: £53m). The increase reflects the general impact of the continued difficult economic conditions (particularly in the US), primarily in the telecommunications and energy sectors.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers, providing structured investment strategies such as indexing, tactical asset allocation, and risk-controlled active strategies. The investment philosophy focuses on managing all dimensions of performance: return, risk and cost. Asset management is complemented by a range of related investment services including cash management, securities lending and transition management.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net interest income	**6**	2	3
Net fees and commissions	**283**	262	256
Operating income	**289**	264	259
Operating costs	**(229)**	(222)	(222)
Loss from joint ventures	**-**	(1)	-
Operating profit before tax and exceptional items	**60**	41	37

Operating profit increased 62% (£23m) to £60m (2001: £37m).

Fees and commissions increased by 11% (£27m) to £283m (2001: £256m). Despite significantly lower market levels, growth in management fees was strong, benefiting from growth in Exchange Traded Fund (ETF) assets and in incentive fees on funds under advanced active management. A change in the timing of the recognition of management fees has resulted in an additional £14m of income in the first half. 60% of management fees are derived from actively managed assets.

Operating costs increased 3% (£7m) to £229m (2001: £222m). This lower growth rate, compared with that of previous periods, was achieved primarily through ongoing cost management initiatives, with a particular focus on infrastructure costs, partially offset by higher performance related staff costs. The cost income ratio was 79% (2001: 86%).

Total assets under management decreased £30bn to £500bn (31st December 2001: £530bn). This was the net result of £33bn attributable to net new assets offset by £38bn attributable to adverse market movements and £25bn to exchange rate translation movements. Assets under management consist of £415bn (83%) of indexed funds and £85bn (17%) under advanced active management.

BGI's global Exchange Traded Funds business performance was strong, despite the persistent negative market movement. Global Exchange Traded Funds assets have grown to £19bn, an increase of 29%, 36% adjusted for foreign exchange movements, from 2001 year end levels.

Other operations

Property costs include Barclays Group Property Services which is responsible for the management of the Group's operational premises and property related services. Property costs also include the central administration of certain operational properties.

Central services includes certain activities which support the operating businesses and provide central information technology services.

South American Corporate Banking comprises non-core relationships which are now being managed separately with the objective of maximising the recovery from the assets concerned.

Within Management of Group capital are certain central items including residual balances arising from centrally managed transition businesses.

The Group maintains hedges with respect to its capital and its current account balances, which are designed both to reduce the impact of short-term interest rate fluctuations on profits and to increase profitability over the interest rate cycle. The hedges increase profitability when average short-term interest rates are lower than average medium-term interest rates and depress profitability when average short-term interest rates are higher than average medium-term interest rates. Earnings on centrally held Group capital are allocated to business groups on the basis of economic capital.

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Property costs	**5**	3	11
Central services	**(10)**	(12)	2
South American Corporate Banking	**(104)**	(35)	17
Management of Group capital	**(8)**	16	(11)
Operating (loss)/profit	**(117)**	(28)	19
Restructuring costs	**(6)**	(20)	1
Integration costs	**-**	3	(3)
Loss before tax and exceptional items	**(123)**	(45)	17

The loss on South American Corporate Banking in both the first half of 2002 and the second half of 2001 primarily reflects provisions raised against Argentina exposures.

The credit in Management of Group capital in the second half of 2001 reflects the lower level of internal fees charged by Barclays Capital for structured capital markets activities. In total these fees amounted to £53m (second half 2001: £19m, first half 2001: £42m).

Head office functions

Head office functions comprise all the Group's central costs, including Group Executive, Group Finance, Corporate Communications, Human Resources, Corporate Planning, Audit, Marketing, Legal, Corporate Secretariat and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Operating cost	**(39)**	(52)	(23)
Restructuring costs	**(4)**	(6)	1
Total	**(43)**	(58)	(22)

The increase in operating costs of £16m principally reflects increased expenditure on brand marketing.

Restructuring charge

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Staff costs	**38**	66	48
Administrative expenses - other	**17**	42	15
	55	108	63

The total restructuring charge is £55m, with the main elements relating to Personal Financial Services (£18m) and Business Banking (£14m).

Accrued provisions at 30th June 2002 amounted to £120m (31st December 2001: £130m). Expenditure of £47m was incurred in the half-year against the provisions raised as at 31st December 2001, with £20m in respect of the 2002 programme.

Woolwich integration costs

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Staff costs	**1**	16	8
Administration expenses - other	**31**	54	11
	32	70	19

Total integration costs in respect of the acquisition of Woolwich plc, including those incurred during 2000 and 2001, are expected to be in the order of £200m by the end of 2003. £32m was incurred during the half year to 30th June 2002.

Woolwich fair value adjustments

Woolwich plc fair value adjustments were calculated at the time of the acquisition as the difference between the fair value and book value of the assets and liabilities acquired. These are amortised in the profit and loss account based on the expected life of the asset or liability concerned. It is expected that these will be substantially amortised by 2005.

Woolwich integration synergies

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Synergies achieved in the six months ended 30th June 2002 were as follows:			
Gross revenue synergies	**70**	37	12
Attributable operating costs	**(23)**	(16)	(6)
Net revenue synergies	**47**	21	6
Cost savings	**39**	26	15
Avoided costs[1]	**15**	34	9
Total pre-tax effect	**101**	81	30

1 Avoided costs are primarily strategic investment costs which are not required due to the acquisition and integration of Woolwich plc.

Pre-tax cost and revenue synergies totalling £101m were achieved (2001: £30m). The majority of the synergies were realised in Personal Financial Services (£86m which includes £14m of avoided costs) and Barclays Private Clients (£9m).

Revenue synergies do not include a one-off gain of £18m which arose from the closure of a surplus hedge position in Personal Financial Services no longer required after the acquisition of Woolwich plc.

In addition, the Group achieved related tax savings totalling £5m.

The Group expects to realise pre-tax synergies of at least £400m per annum from 2004. This is represented by pre-tax annual cost savings of £150m per annum and pre-tax revenue synergies, net of attributable costs, of £250m.

Against this target, the Group expects to achieve annual cost and revenue synergies of £190m for the year to 31st December 2002. For the six months ended 30th June 2002, synergies of £101m had been achieved towards meeting this goal.

Economic Capital

Barclays assesses capital adequacy by measuring risk using internal risk assessment methodologies. The Group assigns economic capital primarily within six risk categories. The methodologies are outlined below:

Credit Risk - Using statistical techniques, estimates are made of potential unexpected losses for each segment of the portfolio, relative to the expected level of losses. This unexpected loss level is used to estimate the amount of credit risk economic capital required.

Within wholesale and retail businesses, capital allocation is differentiated by segment and customer grade. Off-balance sheet exposures are converted to loan equivalent amounts based on their probability of being drawn, before applying capital factors.

Market Risk - Economic capital is primarily estimated using DVaR measurements. Where risks are not measured using DVaR, economic capital is estimated based on stress test analysis.

Business and Operational Risk - A combined economic capital allocation for operational risk and business risk is derived through an equation including variables such as cost base, historic profit volatility and comparable external benchmarks.

Insurance Risk- Economic capital is estimated through benchmark analysis.

Fixed Assets - Economic capital is estimated through benchmark analysis.

Private Equity - Economic capital is allocated using an equation based on the amount of equity investment, and comparable benchmark capitalisation.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group.

The total required economic capital for Barclays as determined by its internal risk assessment models and after considering the Group's estimated diversification benefits is then compared with available common shareholders' funds to evaluate overall capital utilisation. The Group's policy is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units.

In light of the Basle II proposals the Group is currently engaged in a project to review and enhance the economic capital allocation methodologies.

Average economic capital and economic profit by business are set out below:

	Average economic capital		
		Half-year ended	
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Personal Financial Services	**2,200**	2,200	2,200
Barclays Private Clients	**850**	800	800
Barclaycard	**1,350**	1,000	1,000
Business Banking	**2,750**	2,800	2,200
Barclays Africa	**200**	200	200
Barclays Capital	**1,950**	1,900	1,700
Barclays Global Investors	**200**	100	100
Other operations[1]	**600**	600	600
Average economic capital	**10,100**	9,600	8,800
Goodwill	**4,700**	4,600	4,600
Capital held at Group centre[2]	**900**	800	700
Total average shareholders' funds	**15,700**	15,000	14,100

1 Includes South American Corporate Banking
2 The capital held at Group centre represents the variance between average economic capital by business and average shareholders' funds.

Barclaycard's economic capital allocation has increased by £350m to £1,350m due to the continued improvements in methodologies for credit risk quantification and also the acquisition of the UK Providian portfolio. Barclays Global Investors' economic capital allocation has increased by £100m to £200m due to refinements in operational risk allocation methodology.

	Economic profit		
		Half-year ended	
	30.06.02	31.12.01	30.06.01
		restated	restated
	£m	£m	£m
Personal Financial Services	**199**	127	204
Barclays Private Clients	**108**	179	190
Barclaycard	**146**	125	110
Business Banking	**291**	205	269
Barclays Africa	**10**	17	27
Barclays Capital	**143**	123	121
Barclays Global Investors	**28**	24	20
Other operations[1]	**(54)**	(10)	7
Head office functions	**4**	(29)	(3)
Economic profit	**875**	761	945
Goodwill[2]	**(199)**	(202)	(201)
Variance to average shareholders' funds	**(26)**	(23)	(23)
Economic profit	**650**	536	721

1 Includes South American Corporate Banking
2 Cost of equity charge on purchased goodwill

Risk Tendency

The Group uses a credit risk measurement system, which estimates the cost of credit by different customer categories. The approach, which applies to both business and personal sector lendings, estimates losses over the next twelve months from the balance sheet date and is termed Risk Tendency.

It was initially used primarily to aid the Group's understanding of the credit quality of the lending portfolio. As confidence has gained in the measure it has been used to inform a wider range of decisions for example pricing policy, provisioning and portfolio management. The system relies on a series of models, which assess the probability of customer default, the probable customer exposure at the time of default and the probable level of loss. A consistent approach is used across the organisation. Model outputs are a way of assessing what might happen in the future based on past experience.

A number of different models are used in the Risk Tendency calculation reflecting the diversity of the portfolio. They are being improved constantly as the Group collects more data and deploys more sophisticated techniques. The Group believes that each change will have a minor impact on the total result but should lead to better estimates over time.

The Risk Tendency number should not be regarded as a forecast of the next twelve months provisions. Risk Tendency is calculated on the existing fully performing credit portfolio as at the calculation date, a subset of the total portfolio. Risk Tendency does not forecast provisions relating to non-performing loans. Risk Tendency does not make any allowance for growth or change in the composition of the loan book post the reporting date.

Based upon the composition of the lending portfolio as at 30th June 2002, Risk Tendency is £1,300m (31st December 2001: £1,245m). The increase is primarily a reflection of grade migration of a limited number of larger corporate clients, principally in the US, and a £25m increase in Barclaycard (total increase £35m) that is attributable to the acquisition of the UK Providian credit card business.

		Risk Tendency	
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Personal Financial Services	**370**	380	360
Barclays Private Clients	**50**	45	45
Barclaycard	**415**	380	315
Business Banking	**260**	260	220
Barclays Africa	**30**	30	25
Barclays Capital	**170**	145	135
South American Corporate Banking	**5**	5	0
	1,300	1,245	1,100

BARCLAYS PLC

ADDITIONAL INFORMATION

Group structure changes from 2001

The figures in the business group analyses have been restated to take account of the following changes relative to 2001.

The various constituents of the Woolwich business group have been transferred into other Barclays business groups. Woolwich Plan Managers and Unit Trusts have been transferred into Barclays Global Investors, Woolwich Guernsey & Woolwich Life to Barclays Private Clients and the Woolwich credit card business to Barclaycard. The remainder of the Woolwich business is reported within Personal Financial Services

Following a Group review of its South American Corporate Banking activity, a number of non-strategic relationships have been identified within Barclays Capital and Business Banking which did not fit their strategic business models. As a result a significant number of non-performing lendings, that are not expected to be of long term interest to the Group and which are now being managed separately with the objective of maximising the recovery from the assets concerned, are now reported within Other operations.

Acquisitions and disposals

In April 2002 Barclaycard acquired the UK Providian credit card business at a cost of £446m.

Details of significant disposals are as set out under exceptional items on page 29.

Accounting policies

A change in accounting policy has arisen from the adoption in 2002 of Financial Reporting Standard 19 'Deferred tax' (FRS 19). Previously, deferred tax was only provided on timing differences where it was considered probable that a liability to tax will crystallise. Following FRS 19, deferred tax is now provided in full in respect of timing differences that have originated but not reversed at the balance sheet date.

The change in policy has resulted in a prior year adjustment, and the profit and loss accounts and balance sheets for the previous periods have been restated. This has resulted in a net credit to shareholders' funds of £14m as at 1st January 2002 comprising the cumulative impact of prior year reductions in deferred tax recognised in the profit and loss account and balance sheet. Comparative figures have been restated with the effect that shareholders' funds have been increased by £14m at 1st January 2002. Profit after tax for the six months to 31st December 2001 and 30th June 2001 has been increased by £15m and reduced by £1m respectively.

The Group is considering the implications of the recent decision by the ASB to consult on whether or not to extend the transitional provisions of Financial Reporting Standard 17 'Retirement Benefits'.

There have been no other significant changes to the accounting policies as described in the 2001 Annual report.

BARCLAYS PLC

ADDITIONAL INFORMATION

CHANGES IN ACCOUNTING PRESENTATION

Following the issue of UITF Abstract 33, 'Obligations in capital instruments', Reserve Capital Instruments (RCIs) are now treated as forming part of the undated loan capital of the Bank, rather than as Minority interests – non-equity. The coupon on the RCIs is now reported in Interest payable, rather than as Minority non-equity interests. Comparatives have been restated accordingly. Profit after tax for the six months to 31st December 2001 and 30th June 2001 has been reduced by £54m and £43m respectively with no impact on retained profit. Liabilities have been increased and Minority interests and shareholders' funds have been reduced at 31st December 2001 and 30th June 2001 by £1,872m and £1,906m, respectively.

CHANGES TO SHARE CAPITAL

Following shareholder approval at the AGM on 25th April 2002, Barclays PLC divided each of its issued and unissued ordinary shares of £1 each into four ordinary shares of 25p each.

GROUP SHARE SCHEMES

The trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

FILINGS WITH THE SEC

This report will be furnished as a Form 6-K to the US Securities and Exchange Commission.

OTHER INFORMATION

The interim report for the six months to 30th June 2002, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Times, The Daily Mail, The Daily Telegraph and The Scotsman on 2nd August 2002. Copies will be available to the public at Barclays registered office, on its website and via Barclays e-view.

BARCLAYS PLC

ADDITIONAL INFORMATION

RECENT DEVELOPMENTS

As announced on 31st October 2001, Barclays and Canadian Imperial Bank of Commerce ('CIBC') have signed an agreement to combine their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank™ ('FirstCaribbean'). Implementation of the combination remains subject to, amongst other things, the receipt of certain regulatory and governmental approvals. On the current timescale for obtaining these approvals the transaction is expected to be completed by the end of 2002. On completion, Barclays will account for its interest in FirstCaribbean as an associated undertaking under UK accounting standards. At the time the transaction was announced, it was expected to result in an economic profit for Barclays in the region of £250m (to be recognised in the statement of total recognised gains and losses) in respect of the disposal of its share of its existing Caribbean operations and goodwill of around £175m to arise in Barclays on the acquisition of its share of CIBC West Indies Holdings Limited. The originally quoted gain and goodwill figures, which are US dollar based, are now estimated to be in the region of £230m and £150m respectively, based on end of period exchange rates.

Except for further movements in exchange rates and the impact of final fair value adjustments and transaction costs, no significant change is expected to the gain and goodwill calculated as at 30th June 2002. The transaction is expected to increase Barclays Tier 1 capital ratio and, going forward, to have a positive impact on earnings before goodwill and fair value amortisation, primarily as a result of synergies.

The Barclays headquarters building at 54 Lombard Street was sold on 3rd July 2002 to Commercial Union Life Assurance Company Limited and CGNU Life Assurance Limited on a sale and leaseback transaction. The sale of the building followed a review of all London non-branch Barclays locations and the lease by Barclays of a new headquarters building in Canary Wharf which was announced in November 2001. The new Canary Wharf building will bring together the majority of Barclays non-branch staff currently based in the City and West End. The transaction will give rise to a small profit after accounting for related costs.

The Competition Commission published its report into the provision of banking services to small and medium sized enterprises (SMEs) in March 2002. Barclays PLC, HSBC Bank Plc, Lloyds TSB Bank Plc and The Royal Bank of Scotland Group Plc have agreed undertakings with the Secretary of State and Chancellor regarding the implementation of the transitional pricing remedy contained in the Report. As a result by 1st January 2003 Barclays will offer each of its SME customers either interest on current account or free money transmission services or a choice between the two in accordance with the terms of such undertakings. Barclays has been in discussion since April with the Office of Fair Trading (OFT) regarding the recommended behavioural remedies and is working constructively with the OFT to agree these and take the necessary measures forward.

1. Loans and advances to banks

	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Banking business:			
United Kingdom	**12,058**	7,116	6,549
Other European Union	**2,093**	2,278	2,130
United States	**730**	930	1,501
Rest of the World	**2,167**	1,924	1,992
	17,048	12,248	12,172
Less - provisions	**(159)**	(52)	(23)
	16,889	12,196	12,149
Trading business	**40,951**	35,693	38,207
Total loans and advances to banks	**57,840**	47,889	50,356

Of the total loans and advances to banks, placings with banks were £48.3bn at 30th June 2002 (31st December 2001: £39.5bn, 30th June 2001: £40.7bn). Placings with banks include reverse repos of £34.9bn (31st December 2001: £32.0bn, 30th June 2001: £31.3bn). The majority of the placings have a residual maturity of less than one year.

2. Loans and advances to customers

	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Banking business:			
United Kingdom	**127,219**	124,254	121,549
Other European Union	**12,326**	10,708	11,052
United States	**6,694**	6,614	6,081
Rest of the World	**8,341**	7,416	5,877
	154,580	148,992	144,559
Less - provisions	**(2,682)**	(2,664)	(2,476)
- interest in suspense	**(83)**	(75)	(84)
	151,815	146,253	141,999
Trading business	**47,211**	34,240	37,268
Total loans and advances to customers	**199,026**	180,493	179,267

Of the total loans and advances to customers, reverse repos were £38.5bn (31st December 2001: £29.7bn, 30th June 2001: £29.7bn).

3. Provisions for bad and doubtful debts

	Half-year ended		
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Provisions at beginning of period	**2,716**	2,499	2,353
Acquisitions and disposals	**29**	20	26
Exchange and other adjustments	**(47)**	16	(17)
Amounts written off			
United Kingdom	**(444)**	(446)	(368)
Other European Union	**(16)**	(24)	(12)
United States	**(133)**	(87)	(7)
Rest of the World	**(18)**	(23)	(6)
	(611)	(580)	(393)
Recoveries (analysed below)	**41**	110	32
Sub-total	**2,128**	2,065	2,001
Provisions charged against profit:			
New and increased specific provisions			
United Kingdom	**550**	680	477
Other European Union	**17**	17	18
United States	**257**	127	46
Rest of the World	**34**	48	27
	858	872	568
Less: Releases of specific provisions			
United Kingdom	**(38)**	(61)	(26)
Other European Union	**(6)**	(5)	(5)
United States	**(3)**	(7)	(3)
Rest of the World	**(13)**	(16)	(10)
	(60)	(89)	(44)
Less: Recoveries			
United Kingdom	**(31)**	(78)	(28)
Other European Union	**(2)**	(3)	(2)
United States	**(7)**	(26)	(1)
Rest of the World	**(1)**	(3)	(1)
	(41)	(110)	(32)
Net specific provisions charge	**757**	673	492
General provision - (release)/charge	**(44)**	(22)	6
Net credit risk charge to profit	**713**	651	498
Provisions at end of year	**2,841**	2,716	2,499

Total provision for bad and doubtful debts at end of period comprise:

Specific			
United Kingdom	**1,686**	1,605	1,434
Other European Union	**88**	89	108
United States	**199**	89	58
Rest of the World	**166**	188	132
Total specific provisions	**2,139**	1,971	1,732
General provisions	**702**	745	767
	2,841	2,716	2,499

The geographic analysis of provisions shown above is based on location of office recording the transaction. The US charge includes specific provisions raised against Argentina exposures booked in the US.

The 2002 totals reflect a £7m UK specific provision charge within the Business Banking lending book based on a statistical methodology which enables the earlier recognition of specific impairment. There has been a corresponding release of the UK general provision.

4.	**Other assets**	**30.06.02**	31.12.01	30.06.01
		£m	£m	£m
	Own shares	**4**	6	6
	Balances arising from off-balance sheet financial instruments	**13,383**	13,730	12,958
	Shareholders' interest in long term assurance fund	**889**	921	884
	London Metal Exchange warrants and other metals trading positions	**701**	1,236	829
	Sundry debtors	**2,687**	2,330	2,039
	Prepayments and accrued income	**2,705**	2,553	2,864
		20,369	20,776	19,580

'Own shares' represent Barclays PLC shares held in employee benefit trusts that have not yet vested unconditionally with the eligible employees.

5.	**Other liabilities**	**30.06.02**	31.12.01	30.06.01
			restated	restated
		£m	£m	£m
	Obligations under finance leases payable	**155**	166	166
	Balances arising from off-balance sheet financial instruments	**12,449**	11,091	12,466
	Short positions in securities	**28,765**	26,200	25,320
	Current tax	**798**	589	768
	Cash receipts from securitisation	**491**	605	686
	Sundry creditors	**4,597**	4,279	4,302
	Accruals and deferred income	**3,772**	4,377	3,988
	Provisions for liabilities and charges	**1,178**	1,210	1,289
	Dividend	**422**	728	383
		52,627	49,245	49,368

Cash receipts from securitisation are in respect of the securitisation of a portfolio of investment debt securities which did not qualify for linked presentation under Financial Reporting Standard 5.

6. Potential credit risk lendings

The following table presents an analysis of potential credit risk lendings in accordance with the US Securities and Exchange Commission guidelines. Additional categories of disclosure are included, however, to record lendings where interest continues to be accrued and where either interest is being suspended or specific provisions have been raised. Normal US banking practice would be to place such lendings on non-accrual status.

The amounts, the geographical presentation of which is based on the location of the office recording the transaction, are stated before deduction of the value of security held, specific provisions carried or interest suspended.

6. Potential credit risk lendings (continued)

Non-performing lendings	30.06.02 £m	31.12.01 £m	30.06.01 £m
Non-accrual lendings:			
United Kingdom	**1,471**	1,292	1,263
Other European Union	**113**	90	93
United States	**610**	306	289
Rest of the World	**202**	235	129
Accruing lendings where interest is being suspended:			
United Kingdom	**640**	386	352
Other European Union	**39**	30	48
United States	**-**	-	-
Rest of the World	**132**	145	181
Other accruing lendings against which provisions have been made:			
United Kingdom	**1,067**	1,044	1,008
Other European Union	**46**	20	25
United States	**8**	11	13
Rest of the World	**57**	43	80
Sub-totals:			
United Kingdom	**3,178**	2,722	2,623
Other European Union	**198**	140	166
United States	**618**	317	302
Rest of the World	**391**	423	390
Accruing lendings 90 days overdue, against which no provisions have been made:			
United Kingdom	**352**	237	248
Other European Union	**-**	-	1
United States	**-**	-	-
Rest of the World	**25**	27	30
Reduced rate lendings:			
United Kingdom	**4**	4	5
Other European Union	**-**	-	-
United States	**-**	-	-
Rest of the World	**4**	1	1
Total non-performing lendings			
United Kingdom	**3,534**	2,963	2,876
Other European Union	**198**	140	167
United States	**618**	317	302
Rest of the World	**420**	451	421
	4,770	3,871	3,766

6. Potential credit risk lendings (continued)

	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Potential problem lendings			
United Kingdom	**878**	968	780
Other European Union	**1**	2	13
United States	**224**	369	66
Rest of the World	**115**	63	106
	1,218	1,402	965

	30.06.02	31.12.01	30.06.01
	%	%	%
Provision coverage of non-performing lendings			
United Kingdom	**64.5**	74.9	72.0
Other European Union	**63.1**	78.6	85.0
United States	**48.2**	61.8	51.7
Rest of the World	**53.3**	59.2	50.6
Total	**61.3**	72.1	68.6

	30.06.02	31.12.01	30.06.01
	%	%	%
Provision coverage of total potential credit risk lendings			
United Kingdom	**51.6**	56.4	56.7
Other European Union	**62.8**	77.5	78.9
United States	**35.4**	28.6	42.4
Rest of the World	**41.9**	51.9	40.4
Total	**48.8**	52.9	54.6

The geographical coverage ratios reflect an allocation of general provisions.

UK non-performing loans increased by £571m to £3,534m reflecting increases in both personal and corporate lending balances.

US non-performing loans increased by £301m to £618m reflecting the impact of Argentina exposures booked in the US and the continued difficult economic conditions on the telecommunications and energy sectors. US coverage also reflects the practice of writing off non-performing loans earlier than is the practice in other geographic areas.

		Half-year ended	
	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Interest forgone on non-performing lendings:			
Interest income that would have been recognised under original contractual terms	**135**	128	151
Interest income included in profit	**(23)**	(23)	(27)
Interest forgone	**112**	105	124

7. Exposure to countries subject to International Monetary Fund liquidity support programmes

Amounts outstanding, net of provisions, and commitments to counterparties in countries which make significant use of International Monetary Fund liquidity support programmes were as follows:

	30.06.02	31.12.01	30.06.01
	£bn	£bn	£bn
Europe			
Turkey	**0.1**	0.2	0.2
	0.1	0.2	0.2
Asia			
Indonesia	**0.0**	0.1	0.1
South Korea	*	*	0.3
	0.0	0.1	0.4
Latin America			
Argentina	**0.1**	0.3	0.5
Brazil	**0.2**	0.7	*
	0.3	1.0	0.5
Total	**0.4**	1.3	1.1

* Did not make significant use of IMF liquidity support programmes at the end of the period.

The total comprises:

	£bn	£bn	£bn
Banks	**0.2**	0.7	0.7
Governments and sovereigns	-	0.1	0.1
Corporates and project financings	**0.2**	0.5	0.3
	0.4	1.3	1.1

8. Cross-border outstandings

As at 30th June 2002 the countries where Barclays cross-border outstandings exceeded 1% of assets were United States, Germany and France. In this context, assets comprise total assets as presented in the consolidated balance sheet and include acceptances. On this basis total assets amounted to £392,107m at 30th June 2002 (31st December 2001: £359,071m).

	As % of assets	**Total £m**
As at 30th June 2002		
United States	**3.0**	11,706
Germany	**1.9**	7,317
France	**1.1**	4,482
As at 31st December 2001		
United States	2.3	8,294
Germany	2.3	8,218
France	1.2	4,203

As at 30th June 2002, the country with aggregate cross-border outstandings between 0.75% and 1% of total Group assets was Netherlands at £3,536m. At 31st December 2001 the countries in this category were Japan £2,997m and Netherlands £2,777m.

9. European Economic and Monetary Union (EMU)

Barclays is maintaining a prudent programme to validate and develop further its existing plans relating to the potential membership of EMU by the UK, and to conduct feasibility studies with selected suppliers and partners.

Barclays has contributed to the development of, and supports the conclusions arising from, the British Bankers' Association and Association for Payment Clearing Services' UK Banking Industry Outline Euro Blueprint published in June 2002.

Given the considerable uncertainty that continues to surround whether and when the UK may enter, it has not been possible to draw any definitive conclusions as to the final overall cost of preparing retail systems and operations.

Barclays incurred minimal expenditure during the first half of 2002 with respect to any decision to introduce the euro in the UK. No significant incremental costs are expected in the remainder of the year.

10. Legal proceedings

Barclays is party to various legal proceedings, the ultimate resolution of which is not expected to have a significant effect on the financial position or profitability of the Group.

11. Geographical analysis

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
Profit before tax	**£m**	£m	£m
United Kingdom	**1,599**	1,233	1,492
Other European Union	**173**	240	170
United States	**(125)**	13	72
Rest of the World	**102**	122	128
	1,749	1,608	1,862

	30.06.02	31.12.01	30.06.01
Total assets	**£m**	£m	£m
United Kingdom	**286,125**	266,867	268,330
Other European Union	**23,523**	20,278	20,523
United States	**47,708**	48,701	49,139
Rest of the World	**32,397**	20,803	25,958
	389,753	356,649	363,950

The geographic presentation above is generally based on the office recording the transaction.

Losses relating to and the assets of the South American Corporate Banking portfolio are reflected in the United States, above.

12. Contingent liabilities and commitments

	30.06.02	31.12.01	30.06.01
Contingent liabilities	**£m**	£m	£m
Acceptances and endorsements	**2,391**	2,460	2,373
Guarantees and assets pledged as collateral security	**15,818**	14,826	14,498
Other contingent liabilities	**7,461**	7,313	6,178
	25,670	24,599	23,049
Commitments			
Standby facilities, credit lines and other commitments	**104,822**	99,917	94,184

13. Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.

	30.06.02	31.12.01	30.06.01
Foreign exchange derivatives	**£m**	£m	£m
Contract or underlying principal amount			
Forward foreign exchange	**275,692**	242,277	287,125
Currency swaps	**146,619**	146,297	143,769
Other exchange rate related contracts	**89,268**	75,114	83,084
	511,579	463,688	513,978
Interest rate derivatives			
Contract or underlying principal amount			
Interest rate swaps	**1,837,304**	1,556,457	1,442,033
Forward rate agreements	**172,351**	103,447	55,844
OTC options bought and sold	**549,058**	502,703	471,075
Other interest rate related contracts	**647,727**	675,246	821,909
	3,206,440	2,837,853	2,790,861
Credit derivatives	**15,381**	16,640	19,045
Equity, stock index and commodity derivatives			
Contract or underlying principal amount	**99,254**	96,218	102,867

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options and futures.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.

13. Derivatives (continued)

Positive fair values	**30.06.02 £m**	31.12.01 £m	30.06.01 £m
Foreign exchange derivatives	**11,282**	8,262	9,337
Interest rate derivatives	**36,851**	32,659	23,821
Credit derivatives	**568**	508	252
Equity, stock index and commodity derivatives	**2,295**	1,990	2,082
Effect of netting	**(37,027)**	(29,173)	(22,343)
Cash collateral meeting offset criteria	**(586)**	(516)	(191)
	13,383	13,730	12,958

Negative fair values	**30.06.02 £m**	31.12.01 £m	30.06.01 £m
Foreign exchange derivatives	**12,348**	7,554	8,779
Interest rate derivatives	**35,815**	31,432	24,238
Credit derivatives	**236**	161	75
Equity, stock index and commodity derivatives	**2,694**	2,031	2,126
Effect of netting	**(37,027)**	(29,173)	(22,343)
Cash collateral meeting offset criteria	**(1,617)**	(914)	(409)
	12,449	11,091	12,466

14. Market risk

Market risk is the risk of loss arising from adverse movements in the level or volatility of market prices, which can occur in the interest rate, traded credit, foreign exchange, equity and commodity markets. It is incurred as a result of both trading and asset/liability management activities.

The market risk management policies of the Group are determined by the Group Risk Oversight Committee, which also recommends overall market risk appetite to Group Executive Committee. The Group's policy is that exposure to market risk arising from trading activities should be concentrated in Barclays Capital. The Group's banking businesses are also subject to market risk, which arises in relation to non-trading positions, such as capital balances, demand deposits and customer originated transactions and flows.

The Group uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate, with a confidence level of 98%, of the potential loss which might arise if the current positions were to be held unchanged for one business day. Daily losses exceeding the DVaR figure are likely to occur, on average, only twice in every one hundred business days. Actual outcomes are monitored regularly to test the validity of the assumptions made in the calculation of DVaR.

Barclays Capital

In Barclays Capital, the formal process for the management of risk is through the Barclays Capital Risk Management Committee. Day-to-day responsibility for market risk lies with the senior management of Barclays Capital, supported by a dedicated market risk management unit that operates independently of the trading areas.

14. Market risk (continued)

DVaR is the main tool used for controlling market risk. In addition to DVaR, there are a number of complementary techniques used to control market risk. These include revenue loss triggers and weekly firm wide stress tests which are also subject to trigger limits.

Barclays Capital uses the historical simulation method for calculating DVaR. The length of the historical sample is two years. In August 2000 the interest rate DVaR methodology was enhanced with interest rate exposures being mapped into eight rather than two categories. The eight categories in the enhanced methodology are: government, interest rate swaps and six credit grades for non-government exposures. This allows the system to discriminate between the market risk of holding bonds with different credit qualities, for example AAA securities as against non-investment grade securities. In particular, it shows the effectiveness of hedging strategies such as shorting government bonds or swaps against non-government bond portfolios. The DVaR numbers for both 2002 and 2001 reflect this enhancement.

Overall market risk exposure for the first half of 2002 increased compared to 2001, due mainly to an increase in interest rate risk. Total DVaR for the first half of 2002 averaged £22.4m compared to £20.0m for the first half of 2001, and £17.0m for the second half of 2001. Total DVaR as at end June 2002 was £15.5m.

DVaR

		Half-year ended 30.06.02	
	Average £m	**High[1] £m**	**Low[1] £m**
Interest rate risk	**20.8**	**29.9**	**13.1**
Credit spread risk	**8.8**	**12.5**	**6.0**
Foreign exchange risk	**2.9**	**4.4**	**2.0**
Equities risk	**3.4**	**4.3**	**2.7**
Commodities risk	**1.6**	**3.3**	**0.8**
Diversification effect	**(15.1)**		
Total DVaR	**22.4**	**30.5**	**14.4**

		Half-year ended 31.12.01			Half-year ended 30.06.01	
	Average £m	High[1] £m	Low[1] £m	Average £m	High[1] £m	Low[1] £m
Interest rate risk	15.1	24.1	9.2	14.6	22.1	7.6
Credit spread risk	7.3	14.0	4.6	10.3	14.7	8.0
Foreign exchange risk	2.7	6.2	0.7	1.8	5.1	0.6
Equities risk	2.9	4.8	2.2	3.8	6.4	2.1
Commodities risk	1.3	4.3	0.6	2.0	3.1	0.9
Diversification effect	(12.3)			(12.5)		
Total DVaR	17.0	25.4	11.3	20.0	23.9	15.4

1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

BARCLAYS PLC

AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

Assets	30.06.02 Average Balance £m	30.06.02 Interest £m	30.06.02 Average Rate %	30.06.01 restated Average Balance £m	30.06.01 restated Interest £m	30.06.01 restated Average Rate %
Treasury bills and other eligible bills:						
In offices in the UK	**4,611**	**88**	**3.8**	3,427	88	5.1
In offices outside the UK	**944**	**37**	**7.8**	1,100	47	8.5
Loans and advances to banks:						
In offices in the UK	**13,273**	**254**	**3.8**	6,829	174	5.1
In offices outside the UK	**5,855**	**87**	**3.0**	6,001	158	5.3
Loans and advances to customers:						
In offices in the UK	**122,677**	**3,785**	**6.2**	114,205	4,312	7.6
In offices outside the UK	**24,893**	**571**	**4.6**	25,080	798	6.4
Lease receivables:						
In offices in the UK	**4,240**	**103**	**4.9**	4,459	137	6.1
In offices outside the UK	**219**	**8**	**7.3**	230	10	8.7
Debt securities:						
In offices in the UK	**38,141**	**955**	**5.0**	34,356	1,043	6.1
In offices outside the UK	**5,470**	**149**	**5.4**	5,130	173	6.7
Average assets of banking business	**220,323**	**6,037**	**5.5**	200,817	6,940	6.9
Average assets of trading business	**151,781**	**2,233**	**2.9**	139,933	3,031	4.3
Total average interest earning assets	**372,104**	**8,270**	**4.4**	340,750	9,971	5.9
Provisions	**(2,667)**			(2,446)		
Non-interest earning assets	**47,588**			47,875		
Total average assets and Interest income	**417,025**	**8,270**	**4.0**	386,179	9,971	5.2
Percentage of total average assets in offices outside the UK	**29.4%**			30.3%		
Average interest earning assets and net interest income:						
Banking business	**220,323**	**3,134**	**2.8**	200,817	2,945	2.9
Trading business	**151,781**	**144**	**0.2**	139,933	(92)	(0.1)
Discount rate adjustment on provisions	-	**(1)**	-	-	(2)	-
Total average interest earning assets and net interest income	**372,104**	**3,277**	**1.8**	340,750	2,851	1.7
Total average interest earning assets related to:						
Interest income		**8,270**	**4.4**		9,971	5.9
Interest expense		**(4,992)**	**(2.7)**		(7,118)	(4.2)
Discount rate adjustment on provisions		**(1)**	-		(2)	-
		3,277	**1.8**		2,851	1.7

Notes

(1) Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(2) Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(3) The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

BARCLAYS PLC

AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

Liabilities and shareholders' funds	30.06.02 Average balance £m	30.06.02 Interest £m	30.06.02 Average rate %	30.06.01 restated Average balance £m	30.06.01 restated Interest £m	30.06.01 restated Average Rate %
Deposits by banks:						
In offices in the UK	**32,279**	**487**	**3.0**	27,644	613	4.4
In offices outside the UK	**9,531**	**115**	**2.4**	12,249	232	3.8
Customer accounts - demand accounts:						
In offices in the UK	**16,187**	**76**	**0.9**	13,704	113	1.6
In offices outside the UK	**1,662**	**13**	**1.6**	1,797	21	2.3
Customer accounts - savings accounts:						
In offices in the UK	**41,020**	**473**	**2.3**	36,365	606	3.3
In offices outside the UK	**1,272**	**22**	**3.4**	1,348	29	4.3
Customer accounts - Other time deposits - retail:						
In offices in the UK	**37,768**	**670**	**3.5**	36,881	1,002	5.4
In offices outside the UK	**5,494**	**76**	**2.8**	5,764	140	4.9
Customer accounts - Other time deposits - wholesale:						
In offices in the UK	**34,429**	**512**	**3.0**	29,616	669	4.5
In offices outside the UK	**6,470**	**107**	**3.3**	8,452	215	5.1
Debt securities in issue:						
In offices in the UK	**29,468**	**611**	**4.1**	29,326	784	5.3
In offices outside the UK	**12,132**	**157**	**2.6**	9,455	254	5.4
Dated and undated loan capital and other subordinated liabilities						
Principally in offices in the UK	**10,467**	**308**	**5.9**	8,500	298	7.0
Internal funding of trading business	**(42,120)**	**(724)**	**3.4**	(39,515)	(981)	5.0
Average liabilities of banking business	**196,059**	**2,903**	**3.0**	181,586	3,995	4.4
Average liabilities of trading business	**152,125**	**2,089**	**2.7**	139,403	3,123	4.5
Total average interest bearing liabilities	**348,184**	**4,992**	**2.9**	320,989	7,118	4.4
Interest free customer deposits:						
In offices in the UK	**10,926**			10,417		
In offices outside the UK	**2,265**			2,051		
Other non-interest bearing liabilities	**40,511**			38,830		
Minority interests and shareholders' funds	**15,139**			13,892		
Total average liabilities, shareholders' funds and interest expense	**417,025**	**4,992**	**2.4**	386,179	7,118	3.7
Percentage of total average non-capital liabilities in offices outside the UK	**27.2%**			30.4%		

BARCLAYS PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Share capital			
At beginning of period	**1,668**	1,664	1,662
Shares issued	**2**	9	2
Repurchase of shares	**(9)**	(5)	-
At end of period	**1,661**	1,668	1,664
Share premium account			
At beginning of period	**5,149**	4,988	4,950
Premium arising on shares issued	**27**	161	38
At end of period	**5,176**	5,149	4,988
Revaluation reserve			
At beginning of period	**30**	35	35
Write down against surplus	**-**	(4)	
Exchange rate translation differences	**-**	(1)	-
At end of period	**30**	30	35
Capital redemption reserve			
At beginning of period	**232**	227	227
Repurchase of ordinary shares	**9**	5	-
At end of period	**241**	232	227
Other capital reserve			
At beginning of period	**617**	617	469
Redemption of preference shares of subsidiary undertaking	**-**	-	148
At end of period	**617**	617	617
Profit retained			
At beginning of period	**6,826**	6,574	5,844
Profit retained	**814**	446	923
Exchange rate translation differences	**(42)**	4	-
Repurchase of ordinary shares	**(9)**	(5)	-
Premium and legal costs on repurchase of ordinary shares	**(190)**	(96)	-
Shares issued to Quest in relation to share option schemes for staff	**(10)**	(92)	(15)
Transfer to other capital reserve	**-**	-	(148)
Goodwill written back on disposals	**10**	-	-
Other items	**-**	(5)	(30)
At end of period	**7,399**	6,826	6,574
Total reserves	**13,463**	12,854	12,441
Total shareholders' funds	**15,124**	14,522	14,105

BARCLAYS PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Profit attributable to the members of Barclays PLC	**1,233**	1,173	1,306
Exchange rate translation differences	**(42)**	4	(1)
Other items	**10**	(14)	(10)
Joint ventures and associated undertakings	**2**	4	(19)
Total recognised gains and losses relating to the period	**1,203**	1,167	1,276
Prior period adjustment (as explained on page 51)	**14**	-	-
Total gains and losses recognised since 31st December 2001	**1,217**	1,167	1,276

Historical cost profits and losses

There is no material difference between profit before tax and profit retained, as reported, and historical cost profits.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended		Full year ended
	30.06.02	30.06.01	31.12.01
	£m	£m	£m
Net cash inflow from operating activities	**2,351**	2,484	3,799
Net cash outflow from returns on investment and servicing of finance	**(250)**	(235)	(617)
Tax paid	**(271)**	(328)	(1,004)
Net cash (outflow)/inflow from capital expenditure and financial investment	**(471)**	254	(1,330)
Net cash (outflow)/inflow from acquisitions and disposals	**(426)**	(41)	6
Equity dividend paid	**(725)**	(632)	(1,014)
Net cash inflow/(outflow) before financing	**208**	1,502	(160)
Net cash inflow from financing	**854**	1,867	2,158
Increase in cash	**1,062**	3,369	1,998

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following unaudited financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from US GAAP.

	30.06.02 UK GAAP £m	30.06.02 US GAAP £m	30.06.01 restated UK GAAP £m	30.06.01 restated[1] US GAAP £m
Profit attributable to the members of Barclays PLC - Net income	**1,233**	**823**	1,306	1,065
Shareholders' funds	**15,124**	**15,029**	14,105	13,645
Total assets	**389,753**	**453,260**	363,950	422,558
PER ORDINARY SHARE	**Pence**	**Pence**	Pence	Pence
Earnings	**18.5**	**12.4**	19.6	16.0
Diluted Earnings - US GAAP	**-**	**12.3**	-	15.9
Dividend	**6.35**	**10.875**	5.75	9.50
PERFORMANCE RATIOS	**%**	**%**	%	%
Net income as a percentage of				
average total assets	**0.6**	**0.3**	0.7	0.5
average shareholders' funds	**16.3**	**10.9**	18.8	15.9
Dividends as a percentage of net income	**34.0**	**88.3**	29.3	59.3
Average shareholders' funds as a percentage of average total assets	**3.6**	**3.1**	3.6	3.0

1 US GAAP information reflects the restatements arising from the subdivision of the Group's ordinary shares and the implementation of FRS 19 'Deferred Tax' (see Recent developments on page 70). Additionally, following reassessment during 2001, it was determined that certain BGI products that are in substance funds under management are legally similar to insurance contracts. Under US GAAP, the assets and liabilities associated with these products are more appropriately included within the balance sheet. Total assets at 30th June 2001 have been increased by £40,731m to conform to this new accounting treatment and performance ratios restated where necessary.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

Differences between UK and US accounting principles

Significant differences between UK GAAP and US GAAP which are applicable to Barclays are explained in note 63 to the financial statements contained in the joint annual report on Form 20-F of Barclays PLC and Barclays Bank PLC for the year ended 31 December 2001.

Recent Developments

Barclays has implemented Statement of Financial Accounting Standards SFAS 141 'Business combinations and SFAS 142 'Goodwill and other intangible assets' from 1st January 2002. These standards require intangible assets currently held on the balance sheet within a goodwill balance to be separately identified, amortisation to cease being charged on goodwill balances and goodwill balances to be reviewed annually for impairment. The effect on net income had SFAS 142 been applied to previous periods is shown in note (a) on page 72.

On 25th April 2002, each issued and unissued ordinary share of £1 each was subdivided into 4 ordinary shares of 25p each. Comparative per share figures for earnings and dividend have been restated accordingly.

Barclays implemented FRS 19 'Deferred Tax' and restated the comparative UK GAAP figures for its effect. The relevant UK/US GAAP reconciling items have also been restated. The impact on UK GAAP net income is described on page 51.

BARCLAYS PLC

US GAAP DATA (UNAUDITED)

The following tables summarise the significant adjustments which would result from the application of US GAAP instead of UK GAAP.

		Half -year ended	
	30.06.02	31.12.01 restated[1]	30.06.01 restated[1]
	£m	£m	£m
Attributable profit of Barclays PLC Group (UK GAAP)	**1,233**	1,173	1,306
Goodwill (a)	**110**	1	4
Core deposit intangible (b)	**(32)**	(32)	(32)
Pension cost	**(53)**	(99)	(104)
Post-retirement benefits	**(2)**	(7)	(10)
Leasing – lessor	**(9)**	37	(28)
Leasing – lessee	**(4)**	-	(3)
Deferred tax (c)	**(32)**	(5)	35
Property depreciation	**2**	(1)	2
Share compensation schemes	**(39)**	(54)	(27)
Shareholders' interest in the long-term assurance fund	**53**	89	(47)
Property revaluation differences	**-**	(3)	3
Disposal of investments	**-**	5	(8)
Restructuring of business provisions	**(16)**	(1)	24
Internal use software	**9**	18	52
Derivatives (d)	**(5)**	528	(289)
Foreign exchange on Available for sale securities (e)	**(596)**	127	83
Loan origination fees	**15**	32	11
Fair value amortisation charge	**4**	4	4
Non-qualifying special purpose vehicles	**-**	78	(6)
Tax effect on the above UK/US GAAP reconciling items	**185**	(260)	95
Net income (US GAAP)	**823**	1,630	1,065
Net income excluding goodwill amortisation (a)		1,730	1,164

1 The UK GAAP attributable profit and deferred tax reconciling item have been restated following the implementation of FRS 19 'Deferred Tax' (see page 51).

BARCLAYS PLC

US GAAP DATA (continued)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Equity shareholders' funds (UK GAAP)	**15,124**	14,522	14,105
Goodwill (a)	**171**	71	70
Core deposit intangible (b)	**(108)**	(76)	(44)
Pension cost	**(515)**	(462)	(363)
Post-retirement benefits	**(34)**	(32)	(24)
Leasing - lessor	**(168)**	(159)	(196)
Leasing - lessee	**6**	10	10
Deferred tax (c)	**-**	32	35
Property depreciation	**(38)**	(40)	(39)
Share compensation schemes	**(230)**	(191)	(137)
Shareholders' interest in the long-term assurance fund	**(656)**	(709)	(798)
Revaluation of property	**(273)**	(273)	(270)
Net unrealised gain on investment securities	**247**	426	379
Dividend payable	**419**	728	383
Own shares	**(4)**	(6)	(6)
Restructuring of business provisions	**22**	38	39
Internal use software	**297**	288	270
Derivatives (d)	**656**	589	50
Loan origination fees	**75**	60	28
Fair value amortisation charge	**13**	9	5
Non-qualifying special purpose vehicles	**-**	-	(78)
Tax effect on the above UK/US GAAP reconciling items	**25**	(12)	226
Shareholders' equity (US GAAP)	**15,029**	14,813	13,645

a) On 1st January 2002 the Group implemented SFAS 141 'Business combinations' and SFAS 142 'Goodwill and other intangible assets'. The Group reviewed the carrying value of its goodwill as at 1st January 2002 and considered that there was no impairment to be recognised. From the date of implementation goodwill is no longer amortised. Due to significant changes in the operating environments of certain subsidiaries, further impairment tests were conducted and an impairment charge of £24m was made in the six months to 30th June 2002.

The effect on net income of applying this standard to previous periods would have been.

	Half-year ended	
	31.12.01	30.06.01
	£m	£m
Reported net income	1,630	1,065
Goodwill amortisation	100	99
Net income adjusted	1,730	1,164

b) Core deposit intangibles

	30.06.02	31.12.01	30.06.01
	£m	£m	£m
Balance bought forward	374	406	438
Amortisation charged to profit and loss	(32)	(32)	(32)
Balance carried forward	342	374	406

The value inherent in the deposit relationships held by Woolwich plc at the time of acquisition has been calculated to be £450m and this is held as a separate intangible asset with a consequent decrease in goodwill as compared to UK GAAP. The core deposit intangible is being amortised over seven years being the estimated average life of the depositor relationships in question.

c) Deferred tax

Barclays implemented FRS 19 'Deferred Tax' and restated UK comparative figures accordingly. The relevant reconciling items have also been restated.

The charge in the six months to 30th June 2002 primarily relates to the increase in the valuation allowance against tax assets previously recognised.

d) Derivatives

Statement of Financial Accounting Standards (SFAS) 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value or cashflow hedge. Barclays has chosen not to update the documentation of hedges to fully comply with the requirements of SFAS 133 and therefore, in general, its derivatives do not qualify for treatment as hedges under US GAAP.

e) Foreign Exchange Differences on Available for sale securities

Within individual legal entities Barclays holds securities in a number of different currencies which are classified as available for sale. In general no foreign exchange exposure arises from this because, although the value of the assets changes in sterling terms according to the exchange rate, there is an identical offsetting change in the sterling value of the related funding. Under UK GAAP both the assets and the liabilities are generally translated at closing exchange rates and the differences between historical book value and current value are reflected in the profit and loss account.

Under US GAAP, (Financial Accounting Standard 115 relating to investment securities, as clarified by Emerging issues Task Force Abstract 96-15 and amended by Financial Accounting Standard 133 relating to derivatives and hedging), the change in value of the investments is taken directly to reserves while the offsetting change in sterling terms of the borrowing is taken to profit and loss.

A similar difference arises where foreign currency assets are covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements. In prior periods all these differences were included within the derivatives adjustment.

Largely due to the appreciation of the Euro in 2002, the impact of this requirement was a transfer of net foreign exchange gains (pre-tax £596m) on currency securities from net income to other comprehensive income. No difference between the Group's UK and US GAAP shareholder's equity arises from this transfer.

US GAAP DATA (continued)

f) US GAAP EPS

On 25th April 2002, each issued and unissued ordinary share of £1 each was subdivided into 4 ordinary shares of 25p each. The earnings per share figures have been restated to reflect this.

	June 2002			June 2001 restated		
Basic EPS	Income £m	Weighted average Share no. (in millions)	Per-Share amount Pence	Income £m	Weighted average Share no. (in millions)	Per-Share amount Pence
Net income (US GAAP) available to ordinary shareholders	**823**	**6,658**	**12.4**	1,065	6,648	16.0
Effect of dilutive securities:						
Employee share options		**48**			64	
Other schemes		**3**			4	
Diluted EPS	**823**	**6,709**	**12.3**	1,065	6,716	15.9

The effect of applying SFAS 142 to the previous interim period would have been:

	June 2001 restated
Reported basic EPS	16.0
Goodwill amortisation	1.5
Adjusted basic EPS	17.5
Reported diluted EPS	15.9
Goodwill amortisation	1.4
Adjusted diluted EPS	17.3

BARCLAYS BANK PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Interest receivable	**6,037**	6,518	6,940
Interest payable	**(2,904)**	(3,495)	(3,997)
Net interest income	**3,133**	3,023	2,943
Net fees and commissions receivable	**1,996**	1,972	1,786
Dealing profits	**513**	441	570
Other operating income	**86**	234	218
Total non-interest income	**2,595**	2,647	2,574
Operating income	**5,728**	5,670	5,517
Administration expenses - staff costs	**(1,878)**	(1,923)	(1,793)
Administration expenses - other	**(1,099)**	(1,215)	(1,088)
Depreciation and amortisation	**(286)**	(273)	(264)
Operating expenses	**(3,263)**	(3,411)	(3,145)
Operating profit before provisions	**2,465**	2,259	2,372
Provisions for bad and doubtful debts	**(713)**	(651)	(498)
Provisions for contingent liabilities and commitments	**1**	1	(2)
Operating profit	**1,753**	1,609	1,872
Loss/(income) from joint ventures and associated undertakings	**(4)**	(3)	(6)
Exceptional items	**-**	-	(4)
Profit on ordinary activities before tax	**1,749**	1,606	1,862
Tax on profit on ordinary activities	**(507)**	(424)	(531)
Profit on ordinary activities after tax	**1,242**	1,182	1,331
Minority interests (equity and non-equity)	**(9)**	(11)	(20)
Profit for the financial year attributable to the members of Barclays Bank PLC	**1,233**	1,171	1,311
Dividends payable to Barclays PLC	**(628)**	(919)	(398)
Dividends payable to preference shareholders	**-**	-	(5)
Profit retained for the financial year	**605**	252	908

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
Assets:	**£m**	£m	£m
Cash and balances at central banks	**1,414**	1,281	1,048
Items in course of collection from other banks	**3,077**	2,444	2,935
Treasury bills and other eligible bills	**8,768**	7,417	7,795
Loans and advances to banks - banking	**16,889**	12,196	12,149
- trading	**40,951**	35,693	38,207
	57,840	47,889	50,356
Loans and advances to customers - banking	**151,815**	146,253	141,999
- trading	**47,211**	34,240	37,268
	199,026	180,493	179,267
Debt securities	**80,744**	78,924	81,524
Equity shares	**4,661**	3,118	6,739
Interests in joint ventures and associated undertakings	**89**	88	91
Intangible fixed assets - goodwill	**4,055**	4,091	4,198
Tangible fixed assets	**1,831**	1,958	2,022
Other assets	**20,369**	20,776	19,580
	381,874	348,479	355,555
Retail life-fund assets attributable to policyholders	**7,879**	8,170	8,395
Total assets	**389,753**	356,649	363,950
Liabilities:			
Deposits by banks - banking	**39,052**	45,837	38,838
- trading	**42,133**	21,543	29,252
	81,185	67,380	68,090
Customer accounts - banking	**143,388**	139,831	141,258
- trading	**30,146**	23,984	30,182
	173,534	163,815	171,440
Debt securities in issue	**46,899**	41,846	41,299
Items in course of collection due to other banks	**1,396**	1,550	1,350
Other liabilities	**47,255**	42,930	43,707
Balances due to Barclays PLC	**422**	728	385
Accruals and deferred income	**3,772**	4,377	3,988
Provisions for liabilities and charges - deferred tax	**656**	616	686
Provisions for liabilities and charges - other	**522**	594	602
Undated loan capital - convertible to preference shares	**328**	345	356
Undated loan capital - non-convertible	**5,454**	4,709	4,772
Dated loan capital - non-convertible	**5,203**	4,933	4,671
	366,626	333,823	341,346
Minority interests and shareholders' funds:			
Minority interests: equity	**124**	134	104
Called up share capital	**2,288**	2,286	2,277
Share premium account	**5,502**	5,475	5,313
Revaluation Reserve	**30**	30	35
Profit and loss account	**7,304**	6,731	6,480
Shareholders' funds: equity	**15,124**	14,522	14,105
	15,248	14,656	14,209
	381,874	348,479	355,555
Retail life-fund liabilities attributable to policyholders	**7,879**	8,170	8,395

Total liabilities and shareholders' funds	**389,753**	356,649	363,950

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)

	Half-year ended		
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Share capital			
At beginning of period	**2,286**	2,277	2,275
Shares issued	**2**	9	2
Repurchase of shares	**-**	-	-
At end of period	**2,288**	2,286	2,277
Share premium account			
At beginning of period	**5,475**	5,313	5,269
Premium arising on shares issued	**27**	161	38
Exchange rate translation differences	**-**	1	6
At end of period	**5,502**	5,475	5,313
Revaluation reserve			
At beginning of period	**30**	35	35
Exchange rate translation differences	**-**	(5)	-
At end of period	**30**	30	35
Profit retained			
At beginning of period	**6,731**	6,480	5,750
Profit retained	**605**	252	908
Exchange rate translation differences	**(42)**	4	-
Transfer to other capital reserve	**-**	-	(148)
Goodwill written back on disposals	**10**	-	-
Other items	**-**	(5)	(30)
At end of period	**7,304**	6,731	6,480
Total reserves	**12,836**	12,236	11,828
Total shareholders' funds	**15,124**	14,522	14,105

BARCLAYS BANK PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year ended		Full year ended
	30.06.02	30.06.01	31.12.01
	£m	£m	£m
Net cash inflow from operating activities	**2,467**	2,579	3,831
Net cash outflow from returns on investment and servicing of finance	**(250)**	(235)	(617)
Tax paid	**(271)**	(328)	(1,004)
Net cash (outflow)/inflow from capital expenditure and financial investment	**(471)**	254	(1,330)
Net cash (outflow)/inflow from acquisitions and disposals	**(426)**	(41)	6
Equity dividend paid	**(1,050)**	(742)	(1,254)
Net cash (outflow)/inflow before financing	**(1)**	1,487	(368)
Net cash inflow from financing	**1,063**	1,882	2,366
Increase in cash	**1,062**	3,369	1,998

BARCLAYS BANK PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Profit attributable to the members of Barclays Bank PLC	**1,233**	1,171	1,311
Exchange rate translation differences	**(42)**	(31)	41
Other items	**10**	(14)	(10)
Joint ventures and associated undertakings	**2**	4	(19)
Total recognised gains and losses relating to the period	**1,203**	1,130	1,323
Prior period adjustment (as explained on page 51)	**14**	-	-
Total gains and losses recognised since 31st December 2001	**1,217**	1,130	1,323

Historical cost profits and losses

There is no material difference between profit before tax and profit retained, as reported, and historical cost profits.

BARCLAYS BANK PLC

FINANCIAL SUMMARY - US GAAP (UNAUDITED)

BARCLAYS BANK PLC	Half-year ended	
	30.06.02	30.06.01 restated[1]
	£m	£m
Net income	**877**	1,113
Shareholders' funds	**16,713**	15,449
Total assets	**453,264**	422,564
PERFORMANCE RATIOS	**%**	%
Net income as a percentage of		
average total assets	**0.4**	0.5
average shareholders' funds	**10.4**	14.8
Average shareholders' funds as a percentage of average total assets	**3.5**	3.3

1 Information as at 30th June 2001 has been restated for the impact of FRS 19 'Deferred Tax' (see Recent developments on page 70) and UITF Abstract 33 'Obligations in Capital Instruments (see footnote 1 on page 81). Additionally following reassessment during 2001, it was determined that certain BGI products that are in substance funds under management are legally similar to insurance contracts. Under US GAAP, the assets and liabilities associated with these products are more appropriately included within the balance sheet. Total assets at 30th June 2001 have been increased by £40,731m to conform to this new accounting treatment and performance ratios restated where necessary.

BARCLAYS BANK PLC

FINANCIAL SUMMARY - US GAAP (UNAUDITED)

		Half-year ended	
	30.06.02	31.12.01 restated	30.06.01 restated
	£m	£m	£m
Net income (US GAAP) of Barclays PLC Group (page 71)	**823**	1,630	1,065
Preference share dividends and other appropriations of Barclays Bank PLC	**54**	54	48
Share compensation change in Barclays Bank PLC shown as reserve movement in Barclays PLC	**-**	(2)	-
Barclays Bank PLC Group - Net income (US GAAP)	**877**	1,682	1,113
Net income excluding goodwill amortisation		1,782	1,212

		Half-year ended	
Barclays Bank PLC Group	**30.06.02**	31.12.01 restated[1]	30.06.01 restated[1]
	£m	£m	£m
Equity shareholders' funds (UK GAAP)[1]	**15,124**	14,522	14,105
Goodwill	**171**	71	70
Core deposit intangible	**(108)**	(76)	(44)
Pension cost	**(515)**	(462)	(363)
Post-retirement benefits	**(34)**	(32)	(24)
Leasing – lessor	**(168)**	(159)	(196)
Leasing – lessee	**6**	10	10
Deferred tax[1]	**-**	32	35
Property depreciation	**(38)**	(40)	(39)
Share compensation schemes	**(230)**	(191)	(137)
Shareholders' interest in the long-term assurance fund	**(656)**	(709)	(798)
Revaluation of property	**(273)**	(273)	(270)
Net unrealised gain on investment securities	**247**	426	379
Dividend payable	**261**	682	275
Restructuring of business provisions	**22**	38	39
Internal use software	**297**	288	270
Derivatives	**656**	589	50
Loan origination fees	**75**	60	28
Fair value amortisation charge	**13**	9	5
Non-qualifying special purpose vehicles	**-**	–	(78)
Reserve Capital instruments [1]	**1,838**	1,872	1,906
Tax effect on the above UK/US GAAP reconciling items	**25**	(12)	226
Shareholders' funds (US GAAP)	**16,713**	16,645	15,449

1 In addition to the impact of FRS 19 'Deferred Tax' (see Recent developments on page 70) the above reconciliation of shareholders' funds is also impacted by the implementation of UITF Abstract 33 'Obligations in Capital Instruments'. Under Abstract 33, Reserve Capital Instruments are shown as liabilities rather than shareholders' funds under UK GAAP (see changes in Accounting presentation on page 52). They continue to form part of shareholders' funds under US GAAP and consequently are now a reconciling item.

BARCLAYS PLC

OTHER INFORMATION

Registered office
54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH
Tel: 0870 702 0196

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is (610) 312 5315, domestic telephone number is 1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC
Statutory accounts for the year ended 31st December 2001, which also include the joint annual report on Form 20-F of Barclays PLC and Barclays Bank PLC to the Securities and Exchange Commission in the United States of America, can be obtained from Corporate Communications, Barclays Bank PLC, 222 Broadway, New York, NY 10265 or from the Head of Investor Relations at Barclays registered office address shown above.

For further information; please contact:

John Varley
Finance Director
+44 20 7699 5000 - Switchboard

Cathy Turner
Head of Investor Relations
+44 20 7699 3638 - Direct Line

Leigh Bruce
Corporate Communications Director
+44 20 7699 2658 - Direct Line

More information on Barclays, including these 2002 interim results, can be found on our website at the following address: http://www.investor.barclays.com